                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                  Polish Telephones and Microwave Corporation
                  -------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.001 par value
                         -----------------------------
                         (Title of Class of Securities)


                                  730905 10 6
                                  -----------
                                 (CUSIP Number)


                           Ralph V. De Martino, Esq.
                      De Martino Finkelstein Rosen & Virga
                         1818 N Street, N.W., Suite 400
                            Washington, D.C. 20036
    --------------------------------------------------------------------------
 (Name, address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  May 20, 1996
                                  ------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement: /X/.

                                  SCHEDULE 13D

CUSIP NO. 730905 10 6


1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
         Frank M. DeLape

2.  Check the appropriate box if a member of a group                                                                          (a)/ /
                                                                                                                              (b)/x/

3.  SEC Use only


4.  Source of Funds
         OO

5.  Check Box if disclosure of legal proceedings is required pursuant to items 2(d) or (e)                                       / /
         Not applicable

6.  Citizenship or place of organization
         United States

                          7.  Sole Voting Power
                                  459,375 shares of Common Stock, $.001 par value
Number of Shares
Beneficially              8.  Shared voting power
Owned by                          Not applicable
Each
Reporting                 9.  Sole dispositive power
Person                            459,375 shares of Common Stock, $.001 par value

                          10. Shared dispositive power
                                  Not applicable

11.  Aggregate amount beneficially owned by each reporting person
         459,375 shares of Common Stock, $.001 par value

12.  Check box if the aggregate amount in row (11) excludes certain shares                                                      /  /
         Not applicable

13.  Percent of class represented by amount in row (11)
         13.1%

14.  Type of reporting person
         IN

Item 1. This statement relates to the Common Stock, $.001 par value, (the "Common Stock") of Polish Telephones and Microwave Corporation whose principal executive offices are located at:

         433 East Las Callowness Blvd.
         Suite 815
         Irving, TX 75039

Item 2. The person filing this statement is Frank M. DeLape. His business address is c/o Benchmark Equity Group, Inc., 16815 Royal Crest Drive,
         Suite 160, Houston, Texas 77058.   Mr. DeLape is the President and
         principal shareholder of Benchmark Equity Group, Inc. During the last five years, Mr. DeLape has not been convicted in a criminal proceeding nor was he a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Mr. DeLape is a citizen of the United States.

Item 3. An Agreement and Plan of Merger (the "Agreement") was entered into on or about April 26, 1996 between Polish Telephones and Microwave Corporation ("PTMC"), a Texas corporation, PTMC Acquisition Sub, Inc., a Delaware corporation, Telereunion, Inc., ("Telereunion"), a Delaware corporation, and the Stockholders of Telereunion. Pursuant to the acquisition, on May 20, 1996, PTMC issued an aggregate of 1,605,000 shares of Common Stock, 380,000 shares of Series B Non-Voting, Non-Participating Preferred Stock, $.001 par value (the "Series B Preferred Stock") with an aggregate liquidation value of $380,000, Series A Common Stock Warrants to purchase up to 2,500,000 shares of Common Stock and Series B Common Stock Warrants to purchase up to 95,000 shares of Common Stock to the Stockholders of Telereunion in exchange for the issued and outstanding shares of Common Stock, $.001 par value, of Telereunion. The Series A and Series B Common Stock warrants will become exercisable only upon the attainment by PTMC of certain financial objectives. In addition, PTMC issued options to purchase an aggregate of approximately 217,000 shares of Common Stock of PTMC to certain former shareholders of Telereunion. Pursuant to the terms of the Agreement, the number of issued and outstanding shares of PTMC prior to the merger was 1,890,442 shares of Common Stock and the number of issued and outstanding shares of PTMC Common Stock after the merger was 3,495,442. According to the terms of the Agreement, Mr. DeLape acquired 459,375 shares of Common Stock of PTMC, a Series A Common Stock Warrant representing the right to purchase 262,500 shares of Common Stock and a Series B Common Stock Warrant representing the right to purchase 83,125 shares of Common Stock. Pursuant to the Agreement, PTMC has also increased the size of its board of directors by one member, from its pre-acquisition size of six members to seven. Messrs. Panno, Varghese, Kirkland, Efird, Landa, Garcia and Orea comprise the board of directors of PTMC. A copy of the Agreement is attached hereto as Exhibit A and incorporated herein by reference.

Item 4.  See item 3 above, incorporated herein by reference.

Item 5. (a) Mr. DeLape beneficially owns 459,375 shares of Common Stock of PTMC or 13.1% of the 3,495,442 shares issued and outstanding after the merger. The number of shares beneficially owned excludes the shares of Common Stock issuable upon exercise of the Series A and the Series B Common Stock Warrants as the rights represented thereby are subject to vesting upon the attainment by PTMC of certain financial objectives which are not anticipated to occur within the next 60 days.

         (b) Mr. DeLape has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 459,375 shares of Common Stock of PTMC.

         (c) Other than as described herein, there were no transactions in the Common Stock of PTMC effected during the past sixty days by Mr. DeLape.

         (d) There is no other person known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities reported herein.

         (e) Mr. DeLape recently became a beneficial owner of more than five percent of Common Stock of PTMC; accordingly, item 5(e) is not applicable.

Item 6. There are no material contracts, understandings, or relationships other than as described in Item 3, which information is incorporated herein by reference.

Item 7. A copy of the Agreement dated April 26, 1996 is attached hereto as Exhibit A and incorporated herein by reference.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   June 4, 1996                            /s/ FRANK M. DELAPE
- ------------------------------             ------------------------------------------------------------------------
Date                                       Signature

                                           Frank M. DeLape
                                           ------------------------------------------------------------------------
                                           Name

                                                           Exhibit A

                          AGREEMENT AND PLAN OF MERGER


         AGREEMENT AND PLAN OF MERGER, dated as of April 26, 1996 (this "Agreement"), by and among Polish Telephones and Microwave Corporation, a Texas corporation (the "Parent"), PTMC Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Parent (the "Merger Sub"), Telereunion, Inc. (the "Company") and the stockholders of the Company listed on the signature pages of this Agreement (the "Stockholders"). The Parent and Merger Sub are sometimes referred to in this Agreement as the "Parent Companies."

                                   BACKGROUND

         Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the "Delaware Law"), Merger Sub will merge with and into the Company (the "Merger") and, pursuant to such Merger the issued and outstanding shares of the Common Stock, $0.001 par value per share of the Company (the "Company Common Stock"), will be converted into the right to receive shares of common stock, $0.001 par value per share, of the Parent (the "Parent Common Stock"), shares of the Series B Non-Voting, Non-Participating Preferred Stock, $0.001 par value per share, of the Parent (the "Parent Preferred Stock")and certain Warrants to purchase shares of the Parent Common Stock, as set forth in this Agreement.

         The Board of Directors of the Company has determined that the Merger is fair to, and in the best interests of, the Company and its stockholders and has approved and adopted this Agreement and the transactions contemplated by this Agreement.

         The Board of Directors of the Parent has determined that the Merger is fair to, and in the best interests of, the Parent and its stockholders and has approved and adopted this Agreement and the transactions contemplated by this Agreement.

         The Board of Directors of Merger Sub has approved and adopted this Agreement and the Parent, as the sole stockholder of Merger Sub, will adopt this Agreement promptly after the execution by the parties.

         For federal income tax purposes, it is intended that the Merger qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code").

         THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which all parties mutually acknowledge, the parties, intending to be legally bound, agree as follows:

                                   ARTICLE I

                    THE MERGER; THE CONVERSION OF SECURITIES

         1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Delaware Law, at the Effective Time (as defined in Section 1.3), Merger Sub will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation of the Merger (the "Surviving Corporation").

         1.2     Closings.

                 (a)      Unless this Agreement has been terminated pursuant to
Section 8.1 before the Closing Date, and subject to the satisfaction or waiver of the conditions set forth in Sections 6.1 and 6.2, the consummation of the Merger (the "Closing") will take place at the offices of Hughes & Luce, L.L.P., 1717 Main Street, Dallas, Texas as soon as practicable (but in any event within two business days) after the satisfaction or waiver of the conditions as set forth in Sections 6.1 and 6.2, or at such other date, time, and place as the Parent and the Company agree; provided, that the conditions set forth in
Section 6.1 and 6.2 have been satisfied or waived at or prior to such time.
The date on which the Closing takes place is referred to as the "Closing Date." As promptly as practicable on the Closing Date, the parties will cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the Delaware Law (the date and time of such filing, or such later date or time agreed upon by the Parent and the Company and set forth in the Certificate of Merger, being the "Effective Time"). For all Tax purposes, the Closing will be effective at the end of the day on the Closing Date.

                 (b) Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date (as defined in Section 1.2(a)) and at the Closing (as defined in Section 1.2(a)):

                          (i)     the Parent Companies will execute and deliver
the other agreements, instruments and documents referred to in Section 6.1; and

                          (ii)    the Company will execute and deliver the
other agreements, instruments and documents referred to in Section 6.2.

         1.3 Merger Consideration; Conversion and Cancellation of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parent Companies, the Company, or their respective stockholders, including, without limitation, the Stockholders:

                 (a) subject to the other provisions of this Article I, the outstanding shares of Company Common Stock (or fraction thereof) issued and outstanding immediately prior to the Effective Time will be converted into:

                          (i)     1,605,000 shares of the Parent Common Stock;

                          (ii) 380,000 shares of the Parent Preferred Stock. The rights and preferences of the Parent Preferred Stock will conform to a certificate of designation substantially in the form of Exhibit A.

                          (iii) warrants for the purchase of 2,500,000 shares of Parent Common Stock (the "Series A Common Stock Warrants") substantially in the form of Exhibit B.

                          (iv) warrants for the purchase of 95,000 shares of Parent Common Stock (the "Series B Common Stock Warrants") substantially in the form of Exhibit C.

                 (The Parent Common Stock, the Parent Preferred Stock, the Series A Common Stock Warrants and the Series B Common Stock Warrants are collectively referred to herein as the "Parent Securities".) The Parent Securities will be allocated among the Stockholders as set forth on Schedule 1.3(a) hereto (which allocation does not contemplate the issuance of any fractional shares of the Parent's capital stock or warrants to purchase the issuance of any such fractional shares).

Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of the Parent Common Stock or Company Common Stock have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares, or similar occurrence, the number of the Parent Securities into which the Company Common Stock will be converted will be correspondingly and proportionately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, or exchange of shares.

                 (b) Notwithstanding any provision of this Agreement to the contrary, each share of Company Common Stock held in the treasury of the Company immediately prior to the Effective Time will be canceled and extinguished without any conversion thereof and no payment will be made with respect thereto.

                 (c) All shares of the Company Common Stock will cease to be outstanding and will automatically be canceled and retired, and each certificate previously evidencing the Company Common Stock outstanding immediately prior to the Effective Time (other than Company Common Stock described in Section l.3(b)) (the "Converted Shares") will thereafter represent the right to receive that number of the Parent Securities determined in accordance with Section 1.3(a) (the "Merger Consideration"). The holders of certificates previously evidencing Converted Shares will cease to have any rights with respect to such Converted Shares except as otherwise provided in this Agreement or by applicable law. Such certificates previously evidencing Converted Shares will be exchanged for certificates evidencing (i) the whole shares of the Parent Common Stock, (ii) the whole shares of the Parent Preferred Stock, (iii) the Series A Common Stock Warrants to purchase whole shares of the Parent Common Stock and (iv) the Series B Common Stock Warrants to purchase whole shares of the Parent Common Stock into which such Converted Shares have been converted upon the surrender of such certificates in accordance with the provisions of Section 1.7, without interest. No fractional shares of the Parent Common Stock will be issued in connection with the Merger. In addition, after the Closing the Telereunion 1995 Stock Option and Appreciation Rights Plan (the "Telereunion Option Plan") shall be converted and amended as necessary to provide for the right to acquire shares of the Parent Common Stock in the stead of the Company Common Stock on the same terms and subject to the same conditions as now set forth in such Plan as in effect on the date of this Agreement. In addition, each option agreement currently in effect and entered into pursuant to the Telereunion Option Plan (the "Option Agreement") shall be amended after the Effective Time so as to provide for the right to exercise the option granted by such option agreement (the "Options") to acquire shares of the Parent Common Stock in the stead of the Company Common Stock and so as to prevent the enlargement or dilution of the Option holder's and the Company's rights and obligations under such Option Agreement. With respect to each option intended to qualify under Section 422 of the Code, the amendments shall be consistent with the provisions of 424(a) of the Code. Consistent with the provisions above, the amendments to each Option Agreement shall be determined by the Board of Directors of the Parent. The determinations of the Board of Directors of the Parent made in good faith shall not be subject to review by anyone, and shall be final, binding and conclusive on all persons ever interested hereunder.

                 (d) Each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock, par value $.01 per share, of the Surviving Corporation.

         1.4. Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in the applicable provisions of the Delaware Law.

         1.5 Certificate of Incorporation: Bylaws. At the Effective Time, the articles of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, will be the articles of incorporation of the Surviving Corporation and thereafter will continue to be its articles of incorporation until amended as provided in such articles of incorporation and pursuant to the Delaware Law. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation and thereafter will continue to be its bylaws until amended as provided in such bylaws and pursuant to the Delaware Law.

         1.6 Directors and Officers. The directors of the Company immediately prior to the Effective Time will be the directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation, each to hold office in accordance with the bylaws of the Surviving

Corporation, in each case until their respective successors are duly elected or appointed and qualified.

         1.7     Exchange and Surrender of Certificates.

                 (a) As soon as practicable after the Effective Time, each holder of a certificate previously evidencing Converted Shares will be entitled, upon surrender of such certificate to the Parent or its transfer agent, to receive in exchange for such certificate a certificate or certificates representing the number of (i) the whole shares of the Parent Common Stock, (ii) the whole shares of the Parent Preferred Stock, (iii) the Series A Common Stock Warrants to purchase whole shares of the Parent Common Stock and (iv) the Series B Common Stock Warrants to purchase whole shares of the Parent Common Stock into which the Converted Shares so surrendered have been converted as described in Section 1.3, in such denominations and registered in such names as such holder may request consistent with the provisions of this Agreement. Until so surrendered and exchanged, each certificate previously evidencing Converted Shares will represent solely the right to receive (i) the whole shares of the Parent Common Stock, (ii) the whole shares of the Parent Preferred Stock, (iii) the Series A Common Stock Warrants to purchase whole shares of the Parent Common Stock and (iv) the Series B Common Stock Warrants to purchase whole shares of the Parent Common Stock into which the Converted Shares have been converted as set forth in
Section 1.3(a). Unless and until any such certificates are so surrendered and exchanged, no dividends or other distributions payable to the holders of record of the Parent Common Stock or the Parent Preferred Shares (including, without limitation, the amount of any redemption price with respect to the Parent Preferred Stock) as of any time on or after the Effective Time will be paid to the holders of such certificates previously evidencing Converted Shares; provided, however, that, upon any such surrender and exchange of such certificates, there will be paid to the record holders of the certificates issued and exchanged therefor (i) the amount, without interest, of dividends and other distributions, (including, without limitation, the amount of any redemption price paid with respect to the Parent Preferred Stock) if any, with a record date on or after the Effective Time theretofore paid with respect to such whole shares of the Parent Common Stock or Parent Preferred Stock, and
(ii) at the appropriate payment date, the amount of dividends or other distributions or payments, if any, with a record date on or after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of the Parent Common Stock or Parent Preferred Stock. Notwithstanding the foregoing, no party to this Agreement (or the Parent's transfer agent) will be liable to any former holder of Converted Shares for any cash, the Parent Common Stock, the Parent Preferred Stock or dividends or distributions (including without limitation, the amount of any redemption price paid with respect to the Parent Preferred Stock) thereon or any Series A Common Stock Warrants or Series B Common Stock Warrants delivered to a public official pursuant to applicable abandoned property, escheat, or similar law.

                 (b) All of the Parent Securities issued upon the surrender for exchange of certificates previously representing Converted Shares in accordance with the terms of this Agreement will be deemed to have been issued in full satisfaction of all rights pertaining to such Converted Shares. At and after the Effective Time, there will be no further registration of transfers on the stock transfer books of the Surviving Corporation of Company Common Stock that was outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates that previously evidenced Converted Shares are presented to the Surviving Corporation for any reason, they will be canceled and exchanged as provided in this Article I.

                                   ARTICLE II
       REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE STOCKHOLDERS

         The Company, Manuel Landa, Ricardo Orea and Oscar Garcia (the "Management Stockholders"), jointly and severally, and the remaining Stockholders, severally but not jointly with the other Stockholders, hereby represent and warrant to Parent as follows:

         2.1     Organization.

                 (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has full corporate power to own its properties and to conduct its business as presently conducted. The Company is duly authorized, qualified or licensed to do business and is in good standing as a foreign corporation in each country, state, or other jurisdiction in which its assets are located or in which its business or operations as presently conducted make such qualification necessary.

                 (b) Each of Vextro de Mexico S.A. de C.V. and Servicios Corporativos Vextro, S.C. (collectively, the "Subsidiaries" and each individually, a "Subsidiary") is a Sociedad Anonima de Capital Variable duly organized, validly existing and in good standing under the laws of Mexico and has full power to own its properties and to conduct its business as presently conducted. Each of the Subsidiaries is duly authorized, qualified or licensed to do business and is in good standing as a foreign entity in each country, state or other jurisdiction in which its assets are located or in which its business or operations as presently conducted make such qualification necessary, except that the transformation of Servicios from Sociedad de Civil (Civil Legal Entity) into a stock corporation is in the process of being recorded with the Public Registry of Commerce.

         2.2     Authority.

                 (a) The Company has all requisite corporate and other power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by the Company has been duly authorized by all necessary action, corporate or otherwise, on the part of the Company. This Agreement has been duly executed and delivered by the Company and is the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent enforceability may be affected by (i) bankruptcy, insolvency, moratorium and other similar laws affecting creditor's rights generally; or (ii) principles of equity.

                 (b) Each Stockholder has all requisite power and authority to execute, deliver and perform under this Agreement. The execution, delivery and performance of this Agreement by each Stockholder has been duly authorized by all necessary action, corporate or otherwise, on the part of such Stockholder. This Agreement has been duly executed and delivered by each Stockholders and is the legal, valid and binding agreement of each of the Stockholders, enforceable against each of the Stockholders in accordance with its terms, except to the extent enforceability may be affected by (i) bankruptcy, insolvency, moratorium and other similar laws affecting creditor's rights generally; or (ii) principles of equity. The Stockholders other than the Management Stockholders shall be deemed to make this representation and warranty as to themselves only.

         2.3 Minute Books. The Company and the Stockholders have made available to the Parent true, correct and complete copies of certificates of incorporation or equivalent instrument, bylaws or equivalent instrument, minute books, stock certificate books and stock record books of the Company and the Subsidiaries. The minute books of the Company and the Subsidiaries contain minutes or consents reflecting all actions taken by the directors (including any committees) and stockholders of each of the Company and the Subsidiaries.

         2.4     Capitalization.

                 (a) The authorized capital stock of the Company consists solely of 50,000,000 shares of common stock, $.001 par value per share, of which 3,315,002 shares are issued and outstanding; and 10,000,000 shares of "blank check" preferred stock, no shares of which are issued or outstanding. The Company Common Stock is validly issued, fully paid and nonassessable and held by the Stockholders free and clear of preemptive or similar rights. The Company Common Stock constitutes all of the issued and outstanding capital stock of the Company. There are no outstanding options, warrants, convertible or exchangeable securities or other rights, agreements, arrangements or commitments obligating the Company, the Stockholders or any other person or entity to issue or sell any securities or ownership interests in the Company except options to purchase 454,908 shares of the capital stock of the Company outstanding under the Telereunion Option Plan more specifically described on Schedule 2.4(a) (the "Options"), which options, pursuant to the Merger, shall be converted into options to purchase Parent Common Stock; and warrants to purchase 663,000 shares of capital stock, more specifically described on Schedule 2.4(a) (the "Telereunion Warrants"), which Telereunion Warrants will expire and no longer be exercisable upon the effectiveness of the Merger. Except as set forth on Schedule 2.4(a), there are no stockholders' agreements, voting agreements, voting trusts or similar agreements binding on the Company or any of the Stockholders or applicable to any of the Shares. All of the outstanding capital stock of the Company has been offered and sold in compliance with all applicable securities laws, rules and regulations.

                 (b) The authorized capital stock of Vextro consists solely of 1,666,667 shares of common stock, no par value per share, of which 1,666,667 shares are issued and outstanding. The capital stock of Vextro is validly issued, fully paid and nonassessable and are held by the stockholders of Vextro free and clear of preemptive or similar rights. The Company owns of record and beneficially 1,616,667 shares (the "Vextro Shares") of Vextro's common stock free and clear of all liens, claims, security interests and rights of others of any description. The Vextro Shares constitute 97% of the issued and outstanding capital stock of the Subsidiary. There are no outstanding options, warrants, convertible or exchangeable securities or other rights, agreements, arrangements or commitments obligating Vextro, the Company, the Stockholders or any other person or entity to issue or sell any securities or ownership interests in Vextro. There are no stockholders' agreements, voting agreements, voting trusts or similar agreements binding on any of the Company, the Stockholders or applicable to any of the shares of capital stock of Vextro. All of the outstanding capital stock of Vextro has been offered and sold in compliance with all applicable securities laws, rules and regulations. The remaining issued and outstanding shares of the capital stock of Vextro are owned by those persons whose names and addresses and stock ownership are set forth in Schedule 2.4(b).

                 (c) The authorized capital stock of Servicios consists solely of 10,000 shares of common stock, no par value per share, of which 10,000 shares are issued and outstanding. The shares of capital stock of Servicios are validly issued, fully paid and nonassessable and are held by the stockholders of Servicios free and clear of preemptive or similar rights. The Company owns of record and beneficially 9,700 shares (the "Servicios Shares") of Servicios' common stock free and clear of all liens, claims, security interests and rights of others of any description. The Servicios Shares constitute 97% of the issued and outstanding capital stock of the Subsidiary. There are no outstanding options, warrants, convertible or exchangeable securities or other rights, agreements, arrangements or commitments obligating Servicios, the Stockholders or any other person or entity to issue or sell any securities or ownership interests in Servicios. There are no stockholders' agreements, voting agreements, voting trusts or similar agreements binding on any of the Stockholders or applicable to any of the shares of capital stock of Servicios. All of the outstanding capital stock of Servicios has been offered and sold in compliance with all applicable securities laws, rules and regulations. The remaining issued and outstanding shares of the capital stock of Servicios are owned by those persons whose names and addresses and stock ownership are set forth in Schedule 2.4(c).

         2.5     Title to the Shares.

                 (a) The Stockholders own the Company Common Stock, Options and Telereunion Warrants of record and beneficially as set forth on Schedule 2.5(a), free and clear of any lien, pledge, security interest, liability, charge, right of first refusal or first offer, option, or other encumbrance or claim of any person or entity (a "Lien"). At the Effective Time by virtue of the Merger, the Parent will acquire the entire legal and beneficial interest in all of the Company Common Stock, free and clear of any Liens.

                 (b) The Company owns the Vextro Shares of record and beneficially as set forth on Schedule 2.5(b), free and clear of any Liens. At the Effective Time by virtue of the Merger, the Company will retain the entire legal and beneficial interest in all of the Vextro Shares, free and clear of any Liens and such Vextro Shares will not be subject to any law or other right that could result in the loss of any legal or beneficial interest therein by the Company or Vextro.

                 (c) The Company owns the Servicios Shares of record and beneficially as set forth on Schedule 2.5(b), free and clear of any Liens. At the Effective Time the Company will retain the entire legal and beneficial interest in all of the Servicios Shares, free and clear of any Liens and such Servicios Shares will not be subject to any law or other right that could result in the loss of any legal or beneficial interest therein by the Company or Servicios.

         2.6 No Violation. Neither the execution or delivery of this Agreement by the Company and the Stockholders nor the consummation of the Merger and the other transactions contemplated hereby by the Company and the Stockholders, will conflict with or result in the breach of any term or provision of, or violate, or constitute a default under, or result in the creation of any Lien on assets of the Company or any Subsidiary pursuant to, or relieve any third party of any obligation to the Company or any Subsidiary, or give any third party the right to terminate or accelerate any obligation under, any charter provision, bylaw, Material Agreement (as defined in Section 2.20(a)), Permit (as defined in Section 2.14), order, law or regulation to which the Company, any of the Stockholders or either of the Subsidiaries is a party or by which the Company, any of the Stockholders, either of the Subsidiaries or any of their respective assets is in any way bound or obligated.

         2.7 Governmental Consents. Except as described in Schedule 2.7 and except for the notice required to be provided to the Mexican National Registry of Foreign Investments relating to the Company's acquisition of Vextro's and Servicio's capital stock, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any governmental or quasi-governmental agency, association, authority, commission, board or other body (collectively, a "Governmental Body") is required on the part of the Company or any

Subsidiary, or any of the Stockholders in connection with the transactions contemplated by this Agreement.

         2.8 Financial Statements. Attached as Schedule 2.8 are true and complete copies of (a) the audited balance sheets of the Company and the audited combined balance sheets of Vextro and Servicios (the "Latest Balance Sheets") as of December 31, 1995 (the "Latest Balance Sheet Date"), and (b) the audited combined financial statements of Vextro and Servicios as of December 31, 1994 and the related audited consolidated statements of operations and cash flows for the 12 month periods ended December 31, 1995 and 1994 (collectively, the "Financial Statements"). The Financial Statements present fairly the financial condition of the Company and Vextro and Servicios at the dates specified and the results of its operations for the periods specified and have been prepared in accordance with generally accepted accounting principles, consistently applied, subject in the case of the unaudited statements to changes resulting from normal period-end adjustments for recurring accruals (which will not be material individually or in the aggregate). The Financial Statements do not contain any items of a special or nonrecurring nature, except as expressly stated therein. The Financial Statements have been prepared from the books and records of the Company, and the books and records of Vextro and Servicios, respectively, which accurately and fairly reflect all the transactions of, acquisitions and dispositions of assets by, and incurrence of liabilities by the Company and Vextro and Servicios, respectively. All accounts receivable reflected on the Latest Balance Sheets arose in the ordinary course of business and are fully collectible in the ordinary course of business, without resort to litigation, at the face amount thereof, less any reserve reflected in the Latest Balance Sheets, and will not be subject to counterclaim, set-off or other reduction.

         2.9 Absence of Undisclosed Liabilities. At the Closing, (a) the aggregate amount of the indebtedness for borrowed money of the Company and of the Subsidiaries (which excludes accounts payable arising in the ordinary course of business) will not exceed $25,000 and $25,000 respectively and (b) the aggregate book value of the assets minus the aggregate book value of the liabilities (in each case, as determined in accordance with generally accepted accounting principles, consistently applied) of the Company and of the Subsidiaries will be at least $200,000. Neither the Company nor either of the Subsidiaries has any direct or indirect debts, obligations or liabilities of any nature, whether absolute, accrued, contingent, liquidated or otherwise, and whether due or to become due, asserted or unasserted, known or unknown (collectively, "Liabilities"), except for (i) Liabilities specifically identified in the Latest Balance Sheets and (ii) obligations to be performed in the ordinary course of business under the Material Agreements.

         2.10 Absence of Material Adverse Change. Since the Latest Balance Sheet Date, except as specifically contemplated by this Agreement, there has not been: (a) any material adverse change in the condition (financial or otherwise), results of operations, business, prospects, assets or Liabilities of the Company or either of the Subsidiaries or with respect to the manner in which the Company or either of the Subsidiaries conducts business or operations; (b) any payment or transfer of assets (including without limitation any dividend, stock repurchase or other distribution or any repayment of indebtedness) to any Stockholder except as specifically described in Schedule 2.10; (c) any breach or default (or event that with notice or lapse of time would constitute a breach or default), termination or threatened termination under any Material Agreement;
(d) any material theft, damage, destruction, casualty loss, condemnation or eminent domain proceeding affecting any of the Company's or any Subsidiary's assets, whether or not covered by insurance; (e) any sale, assignment or transfer of any of the assets of the Company or either Subsidiary, except in the ordinary course of business and consistent with past practices; (f) any waiver by the Company or a Subsidiary of any material rights related to the Company or such Subsidiary's business, operations or assets; (g) any other transaction, agreement or commitment entered into by the Company or any Subsidiary, or the Stockholders affecting the business, operations or assets of the Company or any Subsidiary, except in the ordinary course of business and consistent with past practices; or (h) any agreement or understanding to do or that will result in any of the foregoing.

         2.11 Taxes. All required United States or any Mexican federal, state, local and other tax returns, notices and reports (including, as applicable, without limitation income, property, sales, use, franchise, withholding, social security and unemployment tax returns) relating to or involving transactions with the Company or any Subsidiary have been accurately prepared and duly and timely filed, and all taxes required to be paid with respect to the periods covered by any such returns have been timely paid. No tax deficiency has been proposed or assessed against the Company or any Subsidiary, and neither the Company nor any Subsidiary has executed any waiver of any statute of limitations on the assessment or collection of any tax. No tax audit, action, suit, proceeding, investigation or claim is now pending or threatened against either the Company or any Subsidiary, and no issue or question has been raised (and is currently pending) by any taxing authority in connection with any of the Company's or any Subsidiary's tax returns or reports. The Company and the Subsidiaries have withheld or collected from each payment made to each of their employees the full amount of all taxes required to be withheld or collected therefrom and has paid the same to the proper tax receiving officers or authorized depositories.

         2.12 Litigation. Except as described in Schedule 2.12, there are currently no pending or threatened lawsuits, administrative proceedings or reviews, or formal or informal complaints or investigations by any individual, corporation, partnership, Governmental Body or other entity (collectively, a "Person") against or relating to the Company or any Subsidiary or any of their directors, employees or agents (in their capacities as such) or to which any assets of the Company or any Subsidiary are subject. Neither the Company nor any Subsidiary are subject to or bound by any currently existing judgment, order, writ, injunction or decree.

         2.13 Compliance with Laws. The Company and the Subsidiaries are currently complying with and have at all times complied with, and the use, operation and maintenance of its assets comply with and have at all times complied with, and neither the Company, any Subsidiary, the assets of any of them, nor the use, operation or maintenance of assets of any of them is in material violation or contravention of, any applicable statute, law, ordinance, decree, order, rule or regulation of any Governmental Body, including without limitation all United States or Mexican federal, state and local laws relating to occupational health and safety, employment and labor matters.

         2.14 Permits. The Company and the Subsidiaries own or possess from each appropriate Governmental Body all right, title and interest in and to all permits, licenses, authorizations, approvals, quality certifications, franchises or rights (collectively, "Permits") issued by any Governmental Body necessary to conduct their respective businesses, including the Permit granted to Vextro by The Ministry of Communications and Transportation (No. 42-STVA-94
6495) dated November 29, 1994.  Each of such Permits is described in Schedule
2.14. No loss or expiration of any such Permit is pending or threatened or reasonably foreseeable, other than expiration in accordance with the terms thereof of Permits that may be renewed in the ordinary course of business without lapsing.

         2.15    Environmental Matters.

                 (a) Without limiting the generality of the other representations and warranties set forth in this Article II: (i) the Company and the Subsidiaries have conducted their businesses in compliance with all applicable Environmental Laws (hereinafter defined), including without limitation by having all Permits required under any Environmental Laws for the operation of their respective businesses; (ii) none of the properties owned or leased by the Company or the Subsidiaries contains any Hazardous Substance (hereinafter defined) in amounts exceeding the levels permitted by applicable Environmental Laws; (iii) neither the Company nor any Subsidiary has received any notices, demand letters or requests for information from any Governmental Body or other Person indicating that the Company or any Subsidiary may be in violation of, or liable under, any Environmental Law or relating to any of the properties identified in
         Schedule 2.18; (iv) no reports have been filed, or are required to be filed, by the Company or any Subsidiary concerning the release of any Hazardous Substance or the threatened or actual violation of any Environmental Law; (v) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law from any properties owned or leased by the Company or any Subsidiary or as a result of any activity of the Company or any Subsidiary; (vi) there have been no environmental investigations, studies, audits, tests, reviews or other analyses regarding compliance or noncompliance with any Environmental Law conducted by or which are in the possession of the Company or any Subsidiary relating to the activities of the Company or any Subsidiary or any of the real property identified in Schedule 2.18 that have not been delivered to the Parent prior to the date hereof; (vii) there are no underground storage tanks on, in or under any properties owned or leased by the Company or any Subsidiary, and no underground storage tanks have been closed or removed from any of such properties; and (viii) neither the Company, either Subsidiary nor any of the properties of the Company or the Subsidiaries are subject to any material Liabilities or expenditures relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law.

                 (b) As used herein, "Environmental Law" means, as applicable to the Parent, any subsidiary of the Parent, Telereunion or any Subsidiary any United States, Mexican or Polish environmental federal, state, provincial, local or other law, statute, ordinance, rule, regulation, code, legal doctrine, Permit, license, authorization, approval, consent, order, judgment, decree, injunction, requirement or agreement with any Governmental Body relating to (i) the protection preservation or restoration of the environment (including without limitation air, water vapor, surface water, groundwater, drinking water, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as amended and in effect on the date of the Closing.

                 (c) As used herein, "Hazardous Substance" means any substance listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance to which exposure is regulated by any Governmental Body or any Environmental Law, including without limitation any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation, lead or polychlorinated biphenyls.

         2.16 Employee Matters. Set forth on Schedule 2.16 is a complete list of all current employees of each of the Company and the Subsidiaries, including date of employment, current title and compensation, and date and amount of last increase in compensation. The consummation of the transactions contemplated by this Agreement will not accelerate the time of payment or vesting or increase the amount of compensation due to any director, officer or employee (present or former) of the Company or of any Subsidiary or result a change in any of the pre-existing labor conditions of any of the employees of the Company or any Subsidiary or be a reason for the termination of any labor relationship attributable to the Company or any Subsidiary. Neither the Company nor any Subsidiary has any collective bargaining, union or labor agreements, contracts or other arrangements with any group of employees, labor union or employee representative. No organization effort is currently being made or threatened by or on behalf of any labor union with respect to employees of the Company or any Subsidiary. Neither the Company nor any Subsidiary has experienced, nor is there any basis for, any strike, material labor trouble, work stoppage, slow down or other interference with or impairment of the business of the Company or any Subsidiary.

         2.17    Employee Benefit Plans.

                 (a) None of the Company or the Subsidiaries currently maintains or has ever maintained any employee benefit, retirement, pension, welfare benefit or other plan for the benefit of the employees of the Company or any Subsidiary that is governed by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code or any other United States federal or state law, statute or regulation. None of the Company nor any Subsidiary nor any Affiliate of the Company has any liability to any such employee benefit, retirement, pension, welfare benefit or other plan for the benefit of the employees of the Company or any Subsidiary, that is governed by ERISA, the Code or any other United States federal or state law, statute or regulation or to any Governmental Body, whether in the manner of damages, fines, penalties, payments or other liabilities. None of the Company, any Subsidiary or any Affiliate of the Company has ever been required to make any filing or file any report or return with any United States federal or state Governmental Body in connection with any employee benefit matter.

                 (b) Schedule 2.17 lists all employee pension, welfare and other benefit plans maintained by the Company and/or any Subsidiary or to which the Company or any Subsidiary has any liability or must make any contribution or payment under the provisions of any Mexican laws governing employee benefits of any description, ever maintained or contributed to (or required to be contributed to) by the Company, any Subsidiary or any Affiliate (the "Benefit Plans"). As used in this Section 2.17, "Affiliate" means any corporation, trade or business the employees of which, together with the employees of the Company and/or any Subsidiary, are required to be treated as employed by a single employer under the provisions of ERISA or Section 414 of the Internal Revenue Code of 1986, as amended (the "Code").

                 (c) No voluntary employees' beneficiary association or other funding arrangement (other than insurance contracts) are being used to fund or implement any Benefit Plan. Neither the Company nor any Subsidiary has made any written or oral representations to any employee or former employee promising or guaranteeing any employer payment or finding for the continuation of benefits or coverage under any Benefit Plan for any period of time beyond the end of the current plan year (except to the extent required by applicable law, which representations are described in Schedule 2.17).

                 (d) Schedule 2.17 lists each plan or policy providing for "fringe benefits" (including but not limited to vacation, paid holidays, personal leave, employee discount, educational benefit or similar program), and any other deferred compensation, bonus, stock option, employee stock purchase, severance, group insurance, disability, unemployment, supplemental unemployment, layoff, consulting or stock appreciation rights plan, and any other similar plan, policy, arrangement, commitment or understanding (whether written or oral) not required to be listed under paragraph (a) or (b) above that is maintained by the Company or any Subsidiary for employees or provides benefits or describes policies or procedures applicable to any employee, former employee, director or former director of the Company or any Subsidiary (the "Employee Benefit Plans").

                 (e) Neither the Company, any Subsidiary nor any Affiliate maintain, or has ever maintained, contributed to, been required to contribute to or had any employees participating in, any benefit plan other than those set forth on Schedule 2.17 or maintained by the Mexican Social Security Institute. The Company, the Subsidiaries and all Affiliates of the Company are in full compliance with all the requirements and obligations arising under the Social Security Law and the Retirement Savings Systems and the law, statutes and regulations of the Republic of Mexico and any Governmental Body thereof governing such systems. None of the Company, any Subsidiary or any Affiliate of the Company has any liability to make any payment, contribution or other liability to any Governmental Body in connection with the Mexican social security system except as set forth in Schedule 2.17.

                 (f) The Benefit Plans are legally valid and binding agreements and obligations of the Company and the Subsidiaries and are in full force and effect under the laws of the Republic of Mexico.
         The Benefit Plans comply and have complied at all times in the past both as to form and operation with the provisions of all laws, statutes and regulations of the Republic of Mexico governing or applying to such Benefit Plans. No audit or investigation of any of the Benefit Plans is being conducted or has been threatened by any Governmental Body.

                 (g) Neither the Company nor any Subsidiary has any Liabilities to any Person with respect to any Benefit Plan, except for
         (i) Liabilities that are fully funded by assets set aside in trust or irrevocably dedicated for that purpose, the fair market value of which assets exceed the Liabilities to which they are set aside or dedicated, and (ii) Liabilities that have been fully accrued on the Financial Statements. Except as otherwise provided by the laws of the Republic of Mexico, the Company and the Subsidiaries may terminate any Benefit Plan immediately following the Closing without any Liability (on the part of the Company or the Parent) to any Person except to the extent such Liabilities have been accrued or funded as described in the preceding sentence.

                 (h) Except as set forth on Schedule 2.17(h) other than provisions for severance payments that may be mandated under applicable Mexican law, there are no agreements that will provide payments to any officer, employee, Stockholder, or highly compensated individual that will be "parachute payments" of the type described under Code Section 280G that are nondeductible to the Company or any Subsidiary, or subject to tax under Code Section 4999 or any Mexican law analog of such section of the Code for which the Company, any Subsidiary, or any Affiliate would have withholding liability.

                 (i) True and complete copies of all documents related to the Benefit Plans and their operations and compliance with the requirements of law relating thereto have been delivered to the Parent.

         2.18 Title to Assets. Set forth in Schedule 2.18 is a complete list (including the street address, where applicable) of (a) all real property currently owned by the Company or any Subsidiary; (b) all real property currently leased or otherwise used by the Company or any Subsidiary; (c) each vehicle owned or leased by the Company or any Subsidiary; and (d) each asset of the Company or any Subsidiary with a book value or fair market value greater than $25,000. The Company and the Subsidiaries have good and marketable title to all of their respective assets, including without limitation the assets listed on Schedule 2.18, the assets reflected on the Latest Balance Sheets and all assets used by either the Company or any Subsidiary in the conduct of its respective businesses (except for assets disposed of in the ordinary course of business and consistent with past practices since the Latest Balance Sheets Date and except for assets held under leases or licenses disclosed pursuant to Section 2.20); and all such assets are owned free and clear of any Liens, except for (A) Liens for current taxes not yet due; (B) minor imperfections of title and encumbrances that do not materially detract from or interfere with the present use or value of such properties; and (C) Liens disclosed on Schedule 2.18.

         2.19 Condition of Properties. All facilities, machinery, equipment, fixtures, vehicles and other tangible property owned, leased or used by the Company and/or the Subsidiaries are in good operating condition and repair, normal wear and tear excepted, are reasonably fit and usable for the purposes for which they are being used, will not likely require major overhaul or repair in the foreseeable future, are adequate and sufficient for the Company's and/or the respective Subsidiary's respective business and conform with all applicable laws, rules and regulations. Each of the Company and the Subsidiaries maintains policies of insurance issued by insurers of recognized responsibility insuring the Company and the Subsidiaries and their respective assets and businesses against such losses and risks, and in such amounts, as are customary in the case of corporations of established reputation engaged in the same or similar businesses and similarly situated in Mexico.

         2.20    Material Agreements.

                 (a) Schedule 2.20(a) lists each agreement and arrangement (whether written or oral and including all amendments thereto) to which either of the Company or any Subsidiary are a party or a beneficiary or by which either the Company, any Subsidiary, or any of their respective assets are bound and that is material to the Company or any Subsidiary, as the case may be (collectively, the "Material Agreements"), including without limitation (i) any real estate leases;
         (ii) any agreement evidencing, securing or otherwise relating to any indebtedness for which the Company or either of the Subsidiaries is liable; (iii) any capital or operating leases or conditional sales agreements relating to vehicles, equipment or other assets of the Company or any Subsidiary; (iv) any supply, distribution or manufacturing agreements or arrangements pursuant to which the Company or either of the Subsidiaries is entitled or obligated to acquire any assets from a third party; (v) any licensing, franchising, servicing, consulting, or other agreements; (vi) any marketing, sales or advertising agreements; (vii) any insurance policies; (viii) any employment, consulting, noncompetition, separation, collective bargaining, union or labor agreements or arrangements; (ix) any agreement with or for the benefit of any Stockholder, director, officer or employee of the Company or any Subsidiary, or any affiliate or family member thereof; and (x) any other agreement or arrangement pursuant to which the Company or any Subsidiary could be required to make or entitled to receive aggregate payments in excess of $10,000.

                 (b) The Company has delivered to the Parent a copy of each Material Agreement. Each Material Agreement is valid, binding and in full force and effect and enforceable in accordance with its terms; each of the Company and any Subsidiary has performed all of its obligations under each Material Agreement, and there exists no breach or default (or event that with notice or lapse of time would constitute a breach or default) under any Material Agreement; there has been no termination or notice of default or any threatened termination under any Material Agreement, no consent of any Person is required in connection with the transactions contemplated by this Agreement in order to preserve the rights of the Company or any Subsidiary under or to prevent any disadvantage to the Company or any Subsidiary in respect of any Material Agreement.

         2.21 Customers. Set forth in Schedule 2.21 is a complete list of each customer of each of the Company and the Subsidiaries that has accounted for more than $25,000 of revenues during any year since January 1, 1994, or is expected to account for revenues exceeding such amount during the next twelve months (the "Material Customers"), and indicating the amount of revenues attributable to each Material Customer during the years ended December 31, 1994 and 1995. During the year ended December 31, 1995, the Subsidiaries earned an aggregate of $ 17,005,301 Pesos in revenues from the Material Customers.

         2.22 Intellectual Property Rights. Set forth in Schedule 2.22 is a complete list of all registered patents, trademarks, service marks, trade names and copyrights, and applications for and licenses (to or from the Company or any Subsidiary) with respect to any of the foregoing (collectively, "Registered Intellectual Property"), owned by the Company or any Subsidiary or with respect to which the Company or any Subsidiary has any rights. The Company or any Subsidiary have the sole and exclusive right to use all Registered Intellectual Property and other computer software and software licenses, intellectual property, proprietary information, trade secrets, trademarks, trade names, copyrights, material and manufacturing specifications, drawings and designs (collectively, "Intellectual Property") used by the Company or any Subsidiary or necessary in connection with the operation of the Company's or any Subsidiary's business, without infringing on or otherwise acting adversely to the rights or claimed rights of any Person, and neither the Company nor either of the Subsidiaries is obligated to pay any royalty or other consideration to any Person in connection with the use of any such Intellectual Property. No other Person is infringing the rights of the Company or any Subsidiary in any such Intellectual Property.

         2.23 Subsidiaries and Investments. Neither the Company nor any Subsidiary owns any direct or indirect equity or debt interest in any other Person, including without limitation any interest in a partnership or joint venture, and is not obligated or committed to acquire any such interest.

         2.24 Competing Interests. None of the Company, any Subsidiary, the Stockholders or any director, officer, relative or affiliate of any of the foregoing owns, directly or indirectly, an interest in any Person that is a competitor, customer or supplier of the Company or any Subsidiary or that otherwise has material business dealings with the Company or any Subsidiary.

         2.25 Illegal or Unauthorized Payments: Political Contributions. Neither the Company, any Subsidiary nor any of their respective officers, directors, employees, agents, stockholders or other representatives or any other business entity or enterprise with which the Company or either of the Subsidiaries is or has been affiliated or associated, has, directly or indirectly, made or authorized any payment, contribution or gift of money, property or services, whether or not in contravention of applicable law, (a) as a kickback or bribe to any Person or (b) to any political organization, or the holder of or any aspirant to any elective or appointive public office, except for personal political contributions not involving the direct or indirect use of funds of the Company or any Subsidiary. Neither the Company nor any Subsidiary has violated any United States or Mexican federal or state antitrust statutes, rules or regulations, including without limitation those relating to unfair competition, price fixing, bid rigging or collusion.

         2.26 No Misrepresentations. The Stockholders have disclosed to the Parent all facts and information that would be material to a purchase of the Company. Neither the Company, any Subsidiary nor any of the Stockholders has received any appraisal, report or other similar information relating to the value or condition of the Company, any Subsidiary or any of their respective assets. The representations, warranties and statements made by the Stockholders in or pursuant to this Agreement (including the Schedules hereto) are true, complete and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make any such representation, warranty or statement, under the circumstances in which it is made, not misleading.

                                  ARTICLE III
           ADDITIONAL REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS

         Stockholders acknowledge that none of the Parent Securities nor any securities of the Parent issuable pursuant thereto have been or will be registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption provided by Section 4(2) of the Securities Act for transactions by an issuer not involving any public offering or under any securities laws of Mexico and, in connection therewith, the Stockholders, jointly and severally, represent and warrant as follows:

         3.1 Receipt of Information. The Stockholders have received copies (excluding exhibits) of the following documents, in each case as filed with the Securities and Exchange Commission (the "SEC"): (a) the Parent's Annual Report on Form 10-KSB for the year ended December 31, 1995 (the "1995 10-K"); (b) the Parent's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1995 (the "Latest 10-Q"); (c) the Parent's Proxy Statement for its Annual Meeting of Stockholders held in 1995; and (d) all Current Reports on Form 8-K filed by the Parent with the SEC since March 31, 1995 (collectively, the "SEC Filings"). The Stockholders have received all information concerning the Parent and DTS as they required in order to evaluate the terms and conditions of this Agreement, the Merger and the Parent Securities. The Stockholders have had the opportunity to ask any questions they might have concerning the Parent's operations and financial condition.

         3.2 Legend. The Stockholders acknowledge that the certificates for the Parent Securities will bear a restrictive legend in substantially the following form:

         "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SHARES MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES UNDER THE SECURITIES ACT OF 1933, OR AN OPINION OF COUNSEL FOR THE COMPANY TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED."

         3.3 Investment. Each Stockholder confirms that the Parent Securities and any securities of the Parent issuable pursuant thereto will be acquired for investment for the account of such Stockholder only, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in a manner which would require registration under the Securities Act or any applicable Mexican or state securities laws, and that Stockholder has no present intention of selling, granting any participation in, or otherwise distributing the same.

         3.4 Restriction on Resale. Each Stockholder understands that the Parent Securities and any securities of the Parent issued pursuant thereto have not been and will not be registered under the Securities Act or any Mexican or state securities law. The Stockholders can resell such securities in the United States only pursuant to an effective registration statement or pursuant to an exemption from registration under the Securities Act and otherwise in accordance with any applicable United States or Mexican federal or state securities laws.

         3.5 Accredited Investor; Ability to Understand the Investment. Each Stockholder is an "accredited investor" as that term is defined in Rule 501 of Regulation D promulgated pursuant to the Securities Act of 1933. Further, by reason of each Stockholder's business and financial experience, each has acquired the experience and knowledge of business and financial matters necessary to evaluate effectively, and the capacity to protect his or her interests in, investments of this nature. Each Stockholder has carefully evaluated his or her financial resources and investment position and the risks associated with this investment and is able to bear the economic risk of investment in the Parent Securities. Further, each Stockholder acknowledges that he or she has read this Agreement and fully understands its terms and conditions, the terms on which the Merger will be effected and the respective terms of the Parent Securities.

                                   ARTICLE IV
                    REPRESENTATIONS AND WARRANTIES OF PARENT

         The Parent represents and warrants to the Stockholders as follows:

         4.1     Organization.

                 (a) The Parent is a corporation duly organized, validly existing and in good standing under the laws of Texas and has full corporate power to own its properties and to conduct its business as presently conducted. The Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has full corporate power to own its properties and to conduct its business as presently conducted. The Parent is duly authorized, qualified or licensed to do business and is in good standing as a foreign corporation in each country, state, or other jurisdiction in which its assets are located or in which its business or operations as presently conducted make such qualification necessary.

                 (b) Digital Telecommunication Systems/ZWUT, ("DTS") is a Polish limited liability company duly organized, validly existing and in good standing under the laws of Poland and has full power to own its properties and to conduct its business as presently conducted.
         DTS is duly authorized, qualified or licensed to do business and is in good standing as a foreign entity in each country, state or other jurisdiction in which its assets are located or in which its business or operations as presently conducted make such qualification necessary. The Parent owns 90% of the issued and outstanding capital stock of DTS, free and clear of any Lien. There are no outstanding options, warrants, convertible or exchangeable securities or other rights, agreements, arrangements or commitments obligating DTS or any other person or entity to issue or sell any securities or ownership interests in DTS. There are no stockholders' agreements, voting agreements, voting trusts or similar agreements binding on any of the stockholders of DTS or applicable to any of the outstanding shares of the capital stock of DTS.

         4.2 Authority. Each of the Parent Companies has all requisite power and authority to execute, deliver and perform under this Agreement. The execution, delivery and performance of this Agreement by each of the Parent Companies has been duly authorized by all necessary action, corporate or otherwise, on the part of such Parent Company. This Agreement has been duly executed and delivered by each of the Parent Companies and is a legal, valid and binding agreement of such Parent Company, enforceable against such Parent Company in accordance with its terms except to the extent enforceability may be affected by (i) bankruptcy, insolvency, moratorium and other similar laws affecting creditor's right generally; or (ii) principles of equity.

         4.3 No Violation. The execution, delivery and performance of this Agreement by the Parent will not conflict with or result in the breach of any term or provision of, or violate or constitute a default under any charter provision or bylaw or under any agreement that is material to the Parent or DTS, as the case may be, or any instrument, order, law or regulation to which Parent is a party or by which the Parent is in any way bound or obligated. The execution, delivery and performance of this Agreement by the Merger Sub will not conflict with or result in the breach of any term or provision of, or violate or constitute a default under any charter provision or bylaw or under any agreement that is material to the Merger Sub, or any instrument, order, law or regulation to which the Merger Sub is a party or by which the Merger Sub is in any way bound or obligated.

         4.4 Governmental Consents. Except as described in Schedule 4.4, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any

Governmental Body is required on the part of The Parent or the Merger Sub in connection with the transactions contemplated by this Agreement.

         4.5 SEC Filings. True and complete copies of the SEC Filings are attached hereto as Schedule 4.5. The SEC Filings do not contain any untrue statement of a material fact or omit to state any material fact necessary to make any statement contained therein, under the circumstances in which it is made, not misleading. All of such SEC Filings have been timely filed. Parent agrees to provide the Stockholders a copy of its Annual Report on Form 10-KSB for the year ended December 31, 1995 at such time as that report becomes available.

         4.6 Parent Securities. When issued and delivered in accordance with this Agreement, the Parent Securities will be duly authorized, validly issued, fully paid and nonassessable, free of any preemptive or other similar rights of any Person.

         4.7 Minute Books. The Parent has made available to the Stockholders true, correct and complete copies of certificates of incorporation or equivalent instrument, bylaws or equivalent instrument, minute books, stock certificate books and stock record books of the Parent and DTS. The minute books of the Parent and DTS contain minutes or consents reflecting all actions taken by the directors (including any committees) and stockholders of each of the Parent and DTS.

         4.8 Capitalization. The authorized capital stock of the Parent consists solely of 10,000,000 shares of common stock, $0.001 par value per share ("Parent Common Stock"), of which 1,890,442 shares of Parent Common Stock are issued and outstanding, 4,000,000 shares of Preferred Stock, $0.001 par value, of which no shares are issued and outstanding, and 1,000,000 shares of Series A Preferred Stock, $0.001 par value, of which no shares are issued and outstanding. The Parent Common Stock is validly issued, fully paid and nonassessable and is held by the Parent's stockholders free and clear of preemptive or similar rights. The Parent Common Stock constitutes all of the issued and outstanding capital stock of the Company. Except as set forth on
Schedule 4.8, there are no outstanding options, warrants, convertible or exchangeable securities or other rights, agreements, arrangements or commitments obligating the Parent or any other person or entity to issue or sell any securities or ownership interests in the Parent. There are no stockholders' agreements, voting agreements, voting trusts or similar agreements binding on any of the Parent's stockholders or applicable to any shares of Parent Common Stock. All of the outstanding capital stock of the Parent has been offered and sold in compliance with all applicable securities laws, rules and regulations.

         4.9 Financial Statements. The unaudited consolidated balance sheet of the Parent (the "Latest Balance Sheet") as of September 30, 1995 (the "Latest Balance Sheet Date") and the related unaudited consolidated statement of operations and cash flow for the nine months then ended contained in Parent's Latest 10-QSB, and the audited consolidated balance sheet of the Parent as of December 31, 1994 and the related audited consolidated statements of operations and cash flows for the two years then ended contained in the Parent's 1995 10-KSB (collectively, the "Financial Statements") present fairly the financial condition of the Parent at the dates specified and the results of its operations for the periods specified and have been prepared in accordance with generally accepted accounting principles, consistently applied, subject in the case of the unaudited statements to changes resulting from normal period-end adjustments for recurring accruals (which will not be material individually or in the aggregate). The Parent Financial Statements do not contain any items of a special or nonrecurring nature, except as expressly stated therein. The Parent Financial Statements have been prepared from the books and records of the Parent, which accurately and fairly reflect all the transactions of, acquisitions and dispositions of assets by, and incurrence of liabilities by the Parent. All accounts receivable reflected on the Parent's Latest Balance Sheet arose in the ordinary course of business and are fully collectible in the ordinary course of business, without resort to litigation, at the face amount thereof, less any reserve reflected in the Parent's Latest Balance Sheet, and will not be subject to counterclaim, set-off or other reduction.

         4.10 Absence of Undisclosed Liabilities. At the Closing, (a) the aggregate amount of the indebtedness for borrowed money of the Parent and of DTS (which excludes accounts payable arising in the ordinary course of business) will not exceed $25,000 and $100,000, respectively and (b) the aggregate book value of the assets minus the aggregate book value of the liabilities (in each case, as determined in accordance with generally accepted accounting principles, consistently applied) of the Parent and of DTS will be at least $3,475,000. Neither the Parent nor DTS has any Liabilities, except for (i) Liabilities specifically identified in the Parent's Latest Balance Sheet and (ii) obligations to be performed in the ordinary course of business under the agreements that are material to the Parent or DTS, as the case may be.

         4.11 Absence of Material Adverse Change. Since the Parent's Latest Balance Sheet Date, except as specifically contemplated by this Agreement, there has not been: (a) any material adverse change in the condition (financial or otherwise), results of operations, business, prospects, assets or Liabilities of the Parent or DTS or with respect to the manner in which the Parent or DTS conducts business or operations; (b) any payment or transfer of assets (including without limitation any dividend, stock repurchase or other distribution or any repayment of indebtedness) to any stockholder of the Parent; (c) any breach or default (or event that with notice or lapse of time would constitute a breach or default), termination or threatened termination under any agreement that is material to the Parent or DTS, as the case may be;
(d) any material theft, damage, destruction, casualty loss, condemnation or eminent domain proceeding affecting any of the Parent's or DTS's assets, whether or not covered by insurance; (e) any sale, assignment or transfer of any of the assets of the Parent or DTS, except in the ordinary course of business and consistent with past practices; (f) any waiver by the Parent or DTS of any material rights related to the Parent or DTS's business, operations or assets; (g) any other transaction, agreement or commitment entered into by either of the Parent or DTS affecting the business, operations or assets of the Parent or DTS, except in the ordinary course of business and consistent with past practices; or (h) any agreement or understanding to do or that will result in any of the foregoing.

         4.12 Taxes. All required United States or Polish federal, state, local and other tax returns, notices and reports (including without limitation income, property, sales, use, franchise, withholding, social security and unemployment tax returns) relating to or involving transactions with the Parent or DTS have been accurately prepared and duly and timely filed, and all taxes required to be paid with respect to the periods covered by any such returns have been timely paid. No tax deficiency has been proposed or assessed against the Parent or DTS, and neither the Parent nor DTS has executed any waiver of any statute of limitations on the assessment or collection of any tax. No tax audit, action, suit, proceeding, investigation or claim is now pending or threatened against either the Parent or DTS, and no issue or question has been raised (and is currently pending) by any taxing authority in connection with any of the Parent's or DTS's tax returns or reports. The Parent and DTS have withheld or collected from each payment made to each of their employees the full amount of all taxes required to be withheld or collected therefrom and has paid the same to the proper tax receiving officers or authorized depositories.

         4.13 Litigation. There are currently no pending or threatened lawsuits, administrative proceedings or reviews, or formal or informal complaints or investigations by any individual, corporation, partnership, Governmental Body or other Person against or relating to the Parent or DTS or any of their directors, employees or agents (in their capacities as such) or to which any assets of the Parent or DTS are subject. Neither the Parent nor DTS are subject to or bound by any currently existing judgment, order, writ, injunction or decree.

         4.14 Compliance with Laws. The Parent and DTS are currently complying with and have at all times complied with, and the use, operation and maintenance of its assets comply with and have at all times complied with, and neither the Parent, DTS, the assets of either of them, nor the use, operation or maintenance of assets of either of them is in violation or contravention of, any applicable statute, law, ordinance, decree, order, rule or regulation of any Governmental Body, including without limitation all United States or Polish federal, state and local laws relating to occupational health and safety, employment and labor matters.

         4.15 Permits. The Parent and DTS own or possess from each appropriate Governmental Body all right, title and interest in and to all Permits issued by any Governmental Body necessary to conduct their respective businesses. No loss or expiration of any such Permit is pending or threatened or reasonably foreseeable, other than expiration in accordance with the terms thereof of Permits that may be renewed in the ordinary course of business without lapsing.

         4.16    Environmental Matters.

                 (a) Without limiting the generality of the other representations and warranties set forth in this Article II: (i) the Parent and DTS have conducted their businesses in compliance with all applicable Environmental Laws, including without limitation by having all Permits required under any Environmental Laws for the operation of their respective businesses; (ii) none of the properties owned or leased by the Parent or DTS contains any Hazardous Substance in amounts exceeding the levels permitted by applicable Environmental Laws; (iii) neither the Parent nor DTS has received any notices, demand letters or requests for information from any Governmental Body or other Person indicating that the Parent or DTS may be in violation of, or liable under, any Environmental Law or relating to any of the properties identified in Schedule 4.19; (iv) no reports have been filed, or are required to be filed, by the Parent or DTS concerning the release of any Hazardous Substance or the threatened or actual violation of any Environmental Law; (v) no Hazardous Substance has been disposed of, released or transported in violation of any applicable Environmental Law from any properties owned or leased by the Parent or DTS or as a result of any activity of the Parent or DTS;
         (vi) there have been no environmental investigations, studies, audits, tests, reviews or other analyses regarding compliance or noncompliance with any Environmental Law conducted by or which are in the possession of the Parent or DTS relating to the activities of the Parent or DTS or any of the real property identified in Schedule 4.19 that have not been delivered to Parent prior to the date hereof; (vii) there are no underground storage tanks on, in or under any properties owned or leased by the Parent or DTS, and no underground storage tanks have been closed or removed from any of such properties; (viii) there is no asbestos or asbestos containing material present in any of the properties owned or leased by the Parent or DTS, and no asbestos has been removed from any of such properties; and (ix) neither the Parent, DTS nor any of the properties of the Parent or DTS is subject to any material Liabilities or expenditures relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law.

                 4.17 Employee Matters. Set forth on Schedule 4.17 is a complete list of all current employees of each of the Parent and DTS, including date of employment, current title and compensation, and date and amount of last increase in compensation. The consummation of the transactions contemplated by this Agreement will not accelerate the time of payment or vesting or increase the amount of compensation due to any director, officer or employee (present or former) of the Parent or of DTS or result a change in any of the pre-existing labor conditions of any of the employees of the Parent or DTS or be a reason for the termination of any labor relationship attributable to the Parent or DTS. Neither the Parent nor DTS has any collective bargaining, union or labor agreements, contracts or other arrangements with any group of employees, labor union or employee representative. No organization effort is currently being made or threatened by or on behalf of any labor union with respect to employees of the Parent or DTS. Neither the Parent nor DTS has experienced, nor is there any basis for, any strike, material labor trouble, work stoppage, slow down or other interference with or impairment of the business of the Parent or DTS.

         4.18    Employee Benefit Plans.

                 (a) Schedule 4.18 lists all "employee pension benefit plans," as defined in Section 3(2) of the ERISA or the Polish equivalent of ERISA, ever maintained or contributed to (or required to be contributed to) by the Parent, DTS or any Affiliate (the "Parent Pension Plans"). As used in this Section 4.18 "Affiliate" means any corporation, trade or business the employees of which, together with the employees of the Parent and/or DTS, are required to be treated as employed by a single employer under the provisions of ERISA or Section 414 of the Code.

                 (b) Schedule 4.18 lists each "employee welfare benefit plan" (as defined in Section 3(l) of ERISA) or the Polish equivalent of ERISA that the Parent, DTS, or any Affiliate maintains, contributes to or is required to contribute to on behalf of any employee or former employee, including any multiemployer welfare plan (the "Parent Welfare Benefit Plans"), and sets forth the amount of any Liability of the Parent, DTS, or any Affiliate for any payment past due with respect to each Parent Welfare Benefit Plan as of the date of the Closing. No voluntary employees' beneficiary association or other funding arrangement (other than insurance contracts) are being used to fund or implement any Welfare Benefit Plan. Neither the Parent nor DTS has made any written or oral representations to any employee or former employee promising or guaranteeing any employer payment or funding for the continuation of benefits or coverage under any Parent Welfare Benefit Plan or other similar plan for any period of time beyond the end of the current plan year (except to the extent required under Code Section 4980B).

                 (c) Schedule 4.18 lists each plan or policy providing for "fringe benefits" (including but not limited to vacation, paid holidays, personal leave, employee discount, educational benefit or similar program), and any other deferred compensation, bonus, stock option, employee stock purchase, severance, group insurance, disability, unemployment, supplemental unemployment, layoff, consulting or stock appreciation rights plan, and any other similar plan, policy, arrangement, commitment or understanding (whether written or oral) not required to be listed under paragraph (a) or (b) above that is maintained by the Parent or DTS for employees or provides benefits or describes policies or procedures applicable to any employee, former employee, director or former director of the Parent or DTS (the "Parent Employee Benefit Plan").

                 (d) Schedule 4.18 lists and specifically identifies each multiemployer plan (as defined in Section 3(37) of ERISA) or Polish law analog to which the Parent or DTS or any Affiliate contribute or has at any time contributed or had an obligation to contribute (the "Parent Multiemployer Plans").

                 (e) Neither the Parent, DTS nor any Affiliate maintain, or has ever maintained, contributed to, been required to contribute to or had any employees participating in, any "defined benefit plan" (as defined in Section 3(35) of ERISA) or Polish law analog.

                 (f) The Parent Pension Plans, the Parent Welfare Benefit Plans and the Parent Employee Benefit Plans and related trusts and insurance contracts, including any Parent Multiemployer Plans (collectively, the "Parent Plans"), are legally valid and binding and in full force and effect. All of the Parent Plans comply currently, and have complied in the past, both as to form and operation, with the provisions of all laws, rules and regulations governing or applying to such Parent Plans; all necessary governmental approvals for the Parent Pension Plans and the Parent Welfare Benefit Plans have been obtained; and a favorable determination as to the qualification under the Code of each of the Parent Pension Plans and each amendment thereto has been made by the Internal

         Revenue Service, and nothing has occurred since the date of such determination letters that could adversely affect the qualification of such plans or the tax exempt status of the related trust. All reports and filings required by any Governmental Body (including without limitation Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions) with respect to each Parent Plan have been timely and completely filed, and have been distributed to participants as required by applicable law. Neither the Parent, DTS, any Affiliate or any plan fiduciary of any Parent Plan has engaged in any transaction in violation of Section 406(a) or (b) of ERISA or Polish law analog or any "prohibited transaction" (as defined in Code Section 4975(c)(1)) that would subject the Parent or DTS to any taxes, penalties or other Liabilities resulting from such transaction. None of the Parent Plans is being audited or investigated by any Governmental Body.

                 (g) Neither the Parent nor DTS has any Liabilities to any Person with respect to any Parent Plan, except for (i) Liabilities that are fully funded by assets set aside in trust or irrevocably dedicated for that purpose, the fair market value of which assets exceed the Liabilities to which they are set aside or dedicated, and
         (ii) Liabilities that have been fully accrued on the Parent Financial Statements.

                 (h) With respect to each Pension Plan that is subject to Title I, Subtitle B, Part 3 of ERISA or any Polish law which has a similar intent and function, (i) the funding method used in connection with such Parent Pension Plan is acceptable under ERISA or the Polish law which has a similar intent and function; (ii) the actuarial assumptions use in connection with funding each Parent Pension Plan, in the aggregate, are reasonable (taking into account the experience of such Parent Pension Plan and reasonable expectations); and (iii) no "accumulated funding deficiency" (as defined in Section 302(a)(2) of ERISA), whether or not waived, exists with respect to any plan year.

                 (i) With respect to each Parent Pension Plan that is subject to the minimum funding requirements of Code Section 412: (i) the Parent, DTS and their Affiliates have paid all premiums (and interest charges and penalties for late payment, if applicable) due the Pension Benefit Guaranty Corporation ("PBGC") with respect to each such Pension Plan and each plan year thereof for which such premiums are required; (ii) there has been no "reportable event" (as defined in Section 4043(b) of ERISA and the regulations of the PBGC under such Section) for which the 30 day notice is not waived; (iii) no filing has been made by the Parent, DTS, or any Affiliate with the PBGC (and no proceeding has been commenced by the PBGC) to terminate any such Plan; (iv) no amendment has occurred that has required or could require the Parent or DTS, to provide security to any such Parent Plan under Code Section 401(a)(29); (v) all installment contributions required pursuant to Code Section 412(m) have been paid by the Parent, DTS, and each Affiliate before the due date for such contribution as set forth in Code Section 412(m) for each such Parent Plan; and (vi) no partial termination has occurred or is expected to occur in connection with the transactions contemplated by this Agreement or otherwise.

                 (j) With respect to each Parent Multiemployer Plan, (i) the Parent, DTS and their Affiliates has or will have, as to the Closing, made all contributions to each Parent Multiemployer Plan required by the terms of such Parent Multiemployer Plan or any collective bargaining agreement; and (ii) neither the Parent, DTS, nor the Company and the Subsidiaries would be subject to any withdrawal liability under Part 1 of Subtitle E of Title IV of ERISA or Polish law analog if, as of the Closing, the Parent, DTS, or any of their Affiliates were to engage in a complete withdrawal (as defined in ERISA Section 4203 or Polish law analog from any Parent Multiemployer Plan. Neither the Parent, DTS, nor any of their Affiliates has at any time (A) incurred any Liabilities under the provisions of Section 4062 of ERISA; (B) withdrawn as a substantial employer so as to become subject to the provisions of Section 4063 of ERISA; (C) ceased making contributions to any Parent Multiemployer Plan; or (D) made a complete or partial withdrawal from a Parent Multiemployer Plan so as to incur withdrawal liability as defined in section 4201 of ERISA or Polish law analog (without regard to subsequent reduction or waiver of such liability under Section 4207 or 4208 of ERISA).

                 (k) There are no agreements that will provide payments to any officer, employee, stockholder, or highly compensated individual that will be "parachute payments" under Code Section 280G or Polish law analog that are nondeductible to the Parent or DTS, or subject to tax under Code Section 4999 or Polish law analog for which the Parent, DTS, or their Affiliates would have withholding liability.

                 (l) True and complete copies of the following documents have been delivered to the Stockholders: (i) each Parent Plan and each related trust agreement or annuity contract (or other funding instrument); (ii) the most recent determination letter issued by the Internal Revenue Service with respect to each Parent Pension Plan;
         (iii) Annual Reports on Form 5500 Series required to be filed with any Governmental Body for each Parent Welfare Benefit Plan and each Parent Pension Plan for the two most recent plan years; and (iv) the three most recent actuarial reports for each Parent Pension Plan.

         4.19 Title to Assets. Set forth in Schedule 4.19 is a complete list (including the street address, where applicable) of (a) all real property currently owned by the Parent or DTS; (b) all real property currently leased or otherwise used by the Parent or DTS; (c) each vehicle owned or leased by the Parent or DTS; and (d) each asset of the Company or DTS with a book value or fair market value greater than $10,000. The Parent and DTS have good and marketable title to all of their respective assets, including without limitation the assets listed on Schedule 4.19, the assets reflected on the Parent's Latest Balance Sheet and all assets used by either the Parent or DTS in the conduct of its respective businesses (except for assets disposed of in the ordinary course of business and consistent with past practices since the Parent's Latest Balance Sheet Date and except for assets held under leases or licenses disclosed pursuant to Section 4.21); and all such assets are owned free and clear of any Liens, except for (A) Liens for current taxes not yet due; (B) minor imperfections of title and encumbrances that do not materially detract from or interfere with the present use or value of such properties; and
(C) Liens disclosed on Schedule 4.19.

         4.20 Condition of Properties. All facilities, machinery, equipment, fixtures, vehicles and other tangible property owned, leased or used by the Parent and DTS are in good operating condition and repair, normal wear and tear excepted, are reasonably fit and usable for the purposes for which they are being used, will not likely require major overhaul or repair in the foreseeable future, are adequate and sufficient for the Parent's or DTS's respective business and conform with all applicable laws, rules and regulations. Each of the Parent and DTS maintains policies of insurance issued by insurers of recognized responsibility insuring the Parent and DTS and their respective assets and businesses against such losses and risks, and in such amounts, as are customary in the case of corporations of established reputation engaged in the same or similar businesses and similarly situated.

         4.21    Material Agreements.

                 (a) Schedule 4.21 lists each agreement and arrangement (whether written or oral and including all amendments thereto) to which either of the Parent or DTS are a party or a beneficiary or by which either the Parent, DTS, or any of their respective assets are bound and that is material to the Parent or DTS, as the case may be (collectively, the "Material Agreements"), including without limitation (i) any real estate leases; (ii) any agreement evidencing, securing or otherwise relating to any indebtedness for which the Parent or DTS is liable; (iii) any capital or operating leases or conditional sales agreements relating to vehicles, equipment or other assets of the Parent or DTS; (iv) any supply, distribution or manufacturing agreements or arrangements pursuant to which the Parent or DTS is entitled or obligated to acquire any assets from a third party; (v) any licensing, franchising, servicing, consulting, or other agreements; (vi) any marketing, sales or advertising agreements; (vii) any insurance policies; (viii) any employment, consulting, noncompetition, separation, collective bargaining, union or labor agreements or arrangements; (ix) any agreement with or for the benefit of any stockholder, director, officer or employee of the Parent or DTS, or any affiliate or family member thereof; and (x) any other agreement or arrangement pursuant to which the Parent or DTS could be required to make or entitled to receive aggregate payments in excess of $10,000.

                 (b) The Parent has delivered to the Stockholders a copy of each Parent Material Agreement. Each Parent Material Agreement is valid, binding and in full force and effect and enforceable in accordance with its terms; each of the Parent and DTS has performed all of its obligations under each Material Agreement, and there exists no breach or default (or event that with notice or lapse of time would constitute a breach or default) under any Material Agreement; there has been no termination or notice of default or any threatened termination under any Material Agreement; and no consent of any Person is required in connection with the transactions contemplated by this Agreement in order to preserve the rights of the Parent or DTS under or to prevent any disadvantage to the Parent or DTS in respect of any Parent Material Agreement.

         4.22 Customers. Set forth in Schedule 4.22 is a complete list of each customer of each of the Parent and DTS that has accounted for more than $10,000 of revenues during any month since

January 1, 1994, or is expected to account for revenues exceeding such amount during any of the next twelve months (the "Parent Material Customers"), and indicating the amount of revenues attributable to each Parent Material Customer during the years ended December 31, 1994 and 1995. During the year ended December 31, 1995, the Parent earned no in revenues from the Parent Material Customers, and DTS earned an aggregate of $1,086,041 in revenues from the Parent Material Customers.

         4.23 Intellectual Property Rights. Set forth in Schedule 4.23 is a complete list of all registered patents, trademarks, service marks, trade names and copyrights, and applications for and licenses (to or from the Parent or DTS) with respect to any of the foregoing (collectively, "Registered Intellectual Property"), owned by the Parent or DTS or with respect to which the Parent or DTS has any rights. The Parent or DTS have the sole and exclusive right to use all Registered Intellectual Property and other computer software and software licenses, intellectual property, proprietary information, trade secrets, trademarks, trade names, copyrights, material and manufacturing specifications, drawings and designs (collectively, "Intellectual Property") used by the Parent or DTS or necessary in connection with the operation of the Parent's or DTS's business, without infringing on or otherwise acting adversely to the rights or claimed rights of any Person, and neither the Parent nor DTS is obligated to pay any royalty or other consideration to any Person in connection with the use of any such Intellectual Property. No other Person is infringing the rights of the Parent or DTS in any such Intellectual Property.

         4.24 Subsidiaries and Investments. Neither the Parent nor DTS own any direct or indirect equity or debt interest in any other Person, including without limitation any interest in a partnership or joint venture, and is not obligated or committed to acquire any such interest.

         4.25 Competing Interests. Neither the Parent nor DTS nor any director, officer, relative or affiliate of any of the foregoing owns, directly or indirectly, an interest in any Person that is a competitor, customer or supplier of the Parent or DTS or that otherwise has material business dealings with the Parent or DTS.

         4.26 Illegal or Unauthorized Payments; Political Contributions. Neither the Parent, DTS nor any of their respective officers, directors, employees, agents, stockholders or other representatives or any other business entity or enterprise with which the Parent or DTS is or has been affiliated or associated, has, directly or indirectly, made or authorized any payment, contribution or gift of money, property or services, whether or not in contravention of applicable law, (a) as a kickback or bribe to any Person or
(b) to any political organization, or the holder of or any aspirant to any elective or appointive public office, except for personal political contributions not involving the direct or indirect use of funds of the Parent or DTS. Neither the Parent nor DTS has violated any United States or Polish federal or state antitrust statutes, rules or regulations, including without limitation those relating to unfair competition, price fixing, bid rigging or collusion.

         4.27 No Misrepresentations. The Parent has disclosed to the Stockholders all facts and information that would be material to an investment in the Parent. Neither the Parent nor DTS has received any appraisal, report or other similar information relating to the value or condition of the Parent, DTS or any of their respective assets. The representations, warranties and statements made by the Stockholders in or pursuant to this Agreement (including the Schedules hereto) are true, complete and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make any such representation, warranty or statement, under the circumstances in which it is made, not misleading.

                                   ARTICLE V
                            COVENANTS AND AGREEMENTS

         5.1     Conduct of Business.

         (a) Prior to the Closing, the Company will; the Company will cause the Subsidiaries to; and the Stockholders will cause the Company and the Subsidiaries to, (a) operate in the ordinary course of business and consistent with past practices and use its best efforts to preserve the goodwill of the Company and the Subsidiaries and of its employees, customers, suppliers, Governmental Bodies and others having business dealings with the Company or any Subsidiary; (b) except as contemplated by this Agreement, not engage in any transaction outside the ordinary course of business, including without limitation, by making any material expenditure, investment or commitment or entering into any material agreement or arrangement of any kind; (c) maintain all insurance policies and all Permits that are required for the Company or any Subsidiary to carry on their respective businesses; (d) maintain books of account and records in the usual, regular and ordinary manner and consistent with past practices; and (e) take no action that would result in a breach (as of the Closing) of the representations and warranties set forth in Section 2.10.

         (b) Prior to the Closing, the Parent and DTS will (a) operate in the ordinary course of business and consistent with past practices and use its best efforts to preserve the goodwill of the Company and the Subsidiaries and of their respective employees, customers, suppliers, Governmental Bodies and others having business dealings with the Company or any Subsidiary; (b) except as contemplated by this Agreement, not engage in any transaction outside the ordinary course of business, including without limitation, by making any material expenditure, investment or commitment or entering into any material agreement or arrangement of any kind; (c) maintain all insurance policies and all Permits that are required for the Company or any Subsidiary to carry on their respective businesses; (d) maintain books of account and records in the usual, regular and ordinary manner and consistent with past practices; and (e) take no action that would result in a breach (as of the Closing) of the representations and warranties set forth in Section 4.11.

         5.2 No-Shop Provisions. (a) Until the earlier of the Closing or June 30, 1996, the Company and the Stockholders will each comply and cause the Company and the Subsidiaries to comply with the following no-shop provisions:
(a) the Company and the Stockholders will each negotiate exclusively and in good faith with Parent with respect to the sale of the Company; (b) neither the Company, any Subsidiary nor any Stockholder will, directly or indirectly (through agents or otherwise), encourage or solicit any inquiries or accept any proposals by, or engage in any discussions or negotiations with or furnish any information to, any other Person concerning a sale of a substantial portion of the assets or business of the Company or any Subsidiary (whether through an asset sale, stock sale, merger or otherwise); and (c) the Company, the Subsidiaries and the Stockholders will promptly communicate to Parent the material substance of any inquiry or proposal concerning any such transaction that may be received by any of them.

         (b) Until the earlier of the Closing or June 30, 1996, the Parent will comply and cause DTS to comply with the following no-shop provisions: (a) the Parent will negotiate exclusively and in good faith with the Stockholders and the Company with respect to the sale of the Company; (b) neither the Parent nor DTS will, directly or indirectly (through agents or otherwise), encourage or solicit any inquiries or accept any proposals by, or engage in any discussions or negotiations with or furnish any information to, any other Person concerning a sale of a substantial portion of the assets or business of the Parent (whether through an asset sale, stock sale, merger or otherwise); and (c) the Parent will promptly communicate to the Company and the Stockholders the material substance of any inquiry or proposal concerning any such transaction that may be received by the Parent.

         5.3     Access and Information.

                 (a) The Company and the Stockholders will afford to the Parent and its authorized representatives full access to the plants, properties, books and records of or relating to the Company and the Subsidiaries to permit the Parent to investigate the Company and the Subsidiaries as the Parent deems desirable. The Company and the Stockholders will also permit the Parent to discuss the Company's and/or any Subsidiary's businesses and operations with the executive officers and directors of the Company and/or any Subsidiary. The Parent will also be permitted to discuss the Company and/or any Subsidiary with the customers of the Company or any Subsidiary upon prior notification to the Company or any Subsidiary of its intent to contact said customers.

                 (b) The Parent will afford to the Stockholders and their authorized representatives full access to the plants, properties, books and records of or relating to the Parent and DTS to permit the Stockholders to investigate the Parent and DTS as the Stockholders deem desirable. The Parent will also permit the Stockholders to discuss the Parent's and DTS's business and operations with the executive officers and directors of the Parent and DTS, respectively. The Stockholders will also be permitted to discuss the Parent with the customers of the Parent upon prior notification to the Parent of its intent to contact said customer.

         5.4 Supplemental Disclosure. (a) The Company and the Stockholders will promptly supplement or amend each of the Schedules hereto with respect to any matter that arises or is discovered after the date hereof that, if existing or known at the date hereof, would have been required to be set forth or listed in the Schedules hereto; provided that, for purposes of determining the rights and obligations of the parties hereunder (other than the obligations of the Company and the Stockholders under this Section 5.4(a)), any such supplemental or amended disclosure will not be deemed to have been disclosed to Parent unless Parent otherwise expressly consents in writing.

         (b) The Parent will promptly supplement or amend each of the Schedules hereto pertaining to the Parent with respect to any matter that arises or is discovered after the date hereof that, if existing or known at the date hereof, would have been required to be set forth or listed in the Schedules hereto pertaining to the Parent, provided that, for purposes of determining the rights and obligations of the parties hereunder (other than the obligations of the Parent under this Section 5.4(b)), any such supplemental or amended disclosure will not be deemed to have been disclosed to the Stockholders unless the Stockholders otherwise expressly consent in writing.

         5.5 Information for Filings. The Company and the Stockholders will furnish Parent with all information concerning the Stockholders and the Company and the Subsidiaries as is required for inclusion in any application or filing made by Parent to any Governmental Body in connection with the transactions contemplated by this Agreement.

         5.6 Fulfillment of Conditions by the Stockholders. The Company and the Stockholders agree not to take any action that would cause the conditions on the obligations of the parties to effect the transactions contemplated hereby not to be fulfilled, including without limitation by taking or causing to be taken any action that would cause the representations and warranties made by the Company or the Stockholders herein not to be true and correct as of the Closing. The Company will cause to be fulfilled, and the Stockholders will take all reasonable steps within their power to cause to be fulfilled, the conditions precedent to Parent's obligations to consummate the transactions contemplated hereby that are dependent on the actions of the Stockholders or the Company.

         5.7 Fulfillment of Conditions by Parent. Parent agrees not to take any action that would cause the conditions on the obligations of the parties to effect the transactions contemplated hereby not to be fulfilled, including without limitation by taking or causing to be taken any action that would cause the representations and warranties made by Parent herein not to be true and correct as of the Closing. Parent will take all reasonable steps within its power to cause to be fulfilled the conditions precedent to the Company's and the Stockholder's obligations to consummate the transactions contemplated hereby that are dependent on the actions of Parent.

         5.8 Assistance After Closing. For a period of 90 days following the Closing, the Stockholders will provide all assistance reasonably requested by Parent to assist in the transaction of the Company's business from ownership by the Stockholders to ownership by Parent.

         5.9 Publicity. The Parent, the Company and the Stockholders will cooperate with each other in the development and distribution of all news releases and other public disclosures relating to the transactions contemplated by this Agreement. Neither Parent, on the one hand, nor the Company, any Subsidiary or the Stockholders, on the other hand, will issue or make, or allow to have issued or made, any press release or public announcement concerning the transactions contemplated by this Agreement without the advance approval in writing of the form and substance thereof by the other parties, unless otherwise required by applicable legal or stock exchange requirements.

         5.10 Transaction Costs. If the transactions contemplated by this Agreement are consummated, the Parent will pay all attorneys', accountants', finders', brokers', investment banking and other fees, costs and expenses incurred by the Company, any Subsidiary or the Stockholders prior to the Closing, or by the Stockholders after the Closing, in connection with the preparation, negotiation, execution and performance of this Agreement or any of the transactions contemplated by this Agreement, including without limitation, the consulting fee to be paid to the Company's consultant, Robert Chamberlain, described in Section 8.10. The Parent will pay all attorneys', accountants', finders', brokers', investment banking and other fees, costs and expenses that it incurs in connection with the preparation, negotiation, execution and performance of this Agreement or any of the transactions contemplated by this Agreement; provided that (in addition to any other remedies that Parent may have under this Agreement), the Stockholders, jointly and severally, agree to reimburse the Parent for all of its out-of-pocket expenses incurred in connection with the transactions contemplated by this Agreement if the Parent terminates this Agreement as a result of any breach by the Stockholders of any of their representations, warranties or covenants hereunder, and provided further that (in addition to any other remedies that the Stockholders may have under this Agreement), The Parent agrees to reimburse the Stockholders for all of their respective out-of-pocket expenses incurred in connection with the transactions contemplated by this Agreement if the Stockholders terminate this Agreement as a result of any breach by Parent of any of its representations, warranties or covenants hereunder. If the transactions contemplated by this Agreement are not consummated by reason other than a breach of any representation, warranty or covenant of any party hereto, each party shall bear its own attorneys', accountants', finders', brokers', investment banking and other fees, costs and expenses that it incurred in connection therewith.

         5.11 Nondisclosure. (a) Each Stockholder acknowledges and agrees that all customer, prospect and marketing lists, sales data, intellectual property, proprietary information and trade secrets of the Parent and DTS (collectively, the "Parent Confidential Information") are valuable, special and unique assets and are and will be owned exclusively by the Parent and DTS.
Each Stockholder agrees to treat and will use its reasonable efforts to ensure that the Company and each Subsidiary treats the Parent Confidential Information as confidential and not to disclose any Parent Confidential Information to any Person or make use of any Parent Confidential Information for his own purposes or for the benefit of any other Person (other than the Parent or DTS).

         (b) The Parent acknowledges and agrees that all customer, prospect and marketing lists, sales data, intellectual property, proprietary information and trade secrets of the Company and any Subsidiary (collectively, the "Company Confidential Information") are valuable, special and unique assets and are and will be owned exclusively by the Surviving Corporation or the Subsidiaries.
The Parent agrees to treat and will use its reasonable efforts to ensure that each executive officer of the Parent treats all Company Confidential Information as confidential and not disclose any Company Confidential Information to any Person or make use of any Company Confidential Information for their own purposes or for the benefit of any other Person (other than Parent or the Company).

         5.12 Noncompetition. If the transactions contemplated by this Agreement are consummated, for a period of one year following the discharge of any Stockholder as an executive officer of the Company or any Subsidiary, no such Stockholder will, directly or indirectly, on his own behalf or as an officer, director, employee, consultant or other agent of any Person (other than the Company or Parent): (a) engage in the telecommunications business (the "Business") in Mexico or any other territory in which the Company or any Subsidiary conduct business (the "Territory"); (b) influence or attempt to influence any customer or potential customer of the Company or any Subsidiary in the Territory to acquire any services offered by the Company or any Subsidiary from any other person; or (c) affiliate himself with, or own any economic interest of any kind in, any business or Person engaged in the Business in the Territory. Parent will obtain an agreement from its executive officers on the Closing Date that for a period of one year following the discharge of such executive officer as an executive officer of Parent, such executive officer will not, directly or indirectly, on his own behalf or as an officer, director, employee, consultant or other agent of any Person (other than the Company or Parent): (a) engage in the Business in the Territory; (b) influence or attempt to influence any customer or potential customer of the Company or any Subsidiary in the Territory to acquire any services offered by the Company or any Subsidiary from any other person; or (c) affiliate himself with, or own any economic interest of any kind in, any business or Person engaged in the Business in the Territory. Notwithstanding the foregoing, the Stockholders and the executive officers of Parent may own publicly traded securities of another entity that conducts Business in the Territory so long as their holdings constitute less than 5% of the outstanding securities of a class.

         5.13 Election of Directors. Immediately upon the Closing of the transactions contemplated in this Agreement (i) two of the current six directors of the Parent shall resign as directors of the Parent and (ii) the remaining pre-closing Board of Directors of the Parent shall (A) increase the size of the Board of Directors to seven (7) members, and (B) elect Manuel Landa, Oscar Garcia and Ricardo Orea to the Board of Directors of the Parent, to serve until the next annual meeting of the Parent's shareholders or until their successors shall be elected and qualified.

         5.14 Election of Officer. Immediately upon the Closing of the transactions contemplated in this Agreement, Manuel Landa shall be elected as Executive Vice President of Operations of the Parent.

         5.15 NASDAQ Listing. Parent will diligently seek approval for continued listing on the NASDAQ Small Cap Market.

                                   ARTICLE VI
                               CLOSING CONDITIONS

         6.1 Conditions to Obligations of Parent. The obligations of the Parent and the Merger Sub under this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions, but compliance with any such conditions may be waived by Parent in writing:

                 (a) All representations and, warranties of the Company and/or the Stockholders contained in this Agreement are true and correct in all material respects at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing.

                 (b) The Company and the Stockholders have performed and complied with all the covenants and agreements and satisfied the conditions required by this Agreement to he performed, complied with or satisfied by them at or prior to the Closing, including without limitation the delivery of all items required to be delivered by them pursuant to Section 1.3.

                 (c) There is no pending or threatened litigation in any court or any proceeding before or by any Governmental Body against the Stockholders, the Company, any Subsidiary or Parent to restrain or prohibit or obtain damages or other relief with to this Agreement or the consummation of the transactions contemplated hereby.

                 (d) All necessary contractual and governmental consents, approvals, orders or authorizations have been obtained and all necessary contractual or governmental notices have been given.

                 (e) The Parent has completed a comprehensive due diligence review of the legal, business, financial and technical affairs of the Company and the Subsidiaries and their respective assets and operations, the results of which are satisfactory to the Parent.

                 (f) The Parent has received the approval of its Board of Directors for the execution, delivery and performance of this Agreement. The Merger Sub has received the approval of its board of directors for the execution, delivery and performance of this Agreement.

                 (g) The Stockholders have delivered to Parent a closing certificate substantially in form of Exhibit D.

                 (h) The Company has delivered to Parent a closing certificate substantially in the form of Exhibit E.

                 (i) The Stockholders have delivered to Parent and the Merger Sub certificates of the secretary of the Company and the Subsidiaries substantially in form of Exhibit F.

                 (j) The Parent has received a fairness opinion in form and substance reasonably satisfactory to Parent from a reputable, disinterested investment banking firm chosen by Parent stating that the terms of this Agreement and the transactions contemplated hereby are fair to the Parent's stockholders from a financial standpoint.

                 (k) The Stockholders have delivered to Parent a legal opinion of their counsel substantially in form of Exhibit G.

                 (l) The Parent shall have determined to its reasonably satisfaction and after due inquiry with the staff of the NASDAQ(SM) Small Cap Market, that it will not be required to reapply for the listing of the Parent Company Stock on the NASDAQ(SM) Small Cap Market as a result of the consummation of the Merger.

                 (m) The Stockholders have delivered to Parent an agreement to transfer and return to the Parent, without the payment of consideration to the Stockholders in any form whatsoever, the Parent Preferred Shares in the event the Parent Preferred Shares do not become redeemable in accordance their terms. Such agreement shall be substantially in form of Exhibit H.

                 (n) The Parent and each of Manuel Landa, Oscar Garcia and Ricardo Orea shall have executed and delivered employment agreements in the forms attached hereto as Exhibit I.

                 (o) The Merger shall have been approved by all necessary corporate action of the Company, including, without limitation, the vote of the board of directors approving the Merger and this Agreement and the submission of the Merger to the Stockholders and the vote of the Stockholders approving the Merger in accordance with the Delaware Law.

                 (p) Parent shall have received satisfactory written evidence that the Registration Rights Agreement dated August 10, 1995 and the Share Disposition Agreement dated July 28, 1995 shall have been terminated at or prior to the Closing.

                 (q) Parent shall have received satisfactory written evidence that Benchmark Equity Group and its affiliates and the Management Stockholders have waived any fee arising from or relating to that certain Letter Agreement dated as of July 28, 1995 concerning the sale of the Company, and that such Letter Agreement has been terminated at or prior to the Closing.

         6.2 Conditions to Obligations of the Company and the Stockholders. The obligations of the Company under this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions, but compliance with any such conditions may be waived by the Company in writing:

                 (a) All representations and warranties of Parent contained in this Agreement are true and correct in all material respects at and as of the Closing with the same effect as though such representations and warranties were made at and as of the Closing.

                 (b) Parent has performed and complied with the covenants and agreements and satisfied the conditions required by this Agreement to be performed, complied with or satisfied by Parent at or prior to the Closing.

                 (c) There is no pending or threatened litigation in any court or any proceeding before or by any Governmental Body against the Stockholders, the Company, any Subsidiary, or Parent to restrain or prohibit or obtain damages or other relief with respect to this Agreement or the consummation of the transactions contemplated hereby.

                 (d) All necessary governmental consents, approvals, orders or authorizations have been obtained and all necessary governmental notices have been given.

                 (e) The Stockholders have completed a comprehensive due diligence review of the legal, business, financial and technical affairs of the Parent and its assets and operations, the results of which are satisfactory to the Stockholders.

                 (f) Parent has delivered to the Stockholders a legal opinion of Parent's counsel in form and substance reasonably satisfactory to the Stockholders.

                 (g) Since the date of the Parent's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1995, the Parent shall not have suffered a material adverse change in the condition (financial or otherwise), results of operations, business, prospects, assets or Liabilities of the Parent or with respect to the manner in which the Parent conducts its business or operations.

                 (h) The Company and each of Manuel Landa, Oscar Garcia and Ricardo Orea shall have executed and delivered employment agreements in the forms attached hereto as Exhibit I.


                                  ARTICLE VII
                                INDEMNIFICATION

         7.1 Indemnification of Parent. Each of the Management Stockholders, jointly and severally, and each of the other Stockholders, severally but not jointly, will indemnify and hold Parent, its subsidiaries (including the Company and the Subsidiaries) and their respective directors, officers, employees and agents (collectively, the "Parent Parties") harmless from any and all liabilities, obligations, claims, contingencies, damages, costs and expenses, including all court costs and reasonable attorneys' fees (collectively, "Claims"), that any Parent Party may suffer or incur as a result of or relating to:

                 (a) the breach or inaccuracy, or any alleged breach or inaccuracy, of any of the representations, warranties, covenants or agreements made by the Company and/or such Stockholder, in the case of Stockholders other than the Management Stockholders, and/or any Management Stockholder, in the case of the Management Stockholders, in this Agreement or pursuant hereto; or

                 (b) any lawsuit, claim or proceeding of any nature existing at or prior to the Closing, or arising out of any act or transaction of such Stockholder, in the case of Stockholders other than the Management Stockholders, and/or any Management Stockholder, in the case of the Management Stockholders, the Company, or any Subsidiary occurring prior to the Closing, or arising out of facts or circumstances that existed at or prior to the Closing that is related to the Company or any Subsidiary, their respective assets or the operation of their respective businesses.

The indemnification obligations of the Stockholders shall not be effective until the aggregate amount of all liabilities, obligations, claims, contingencies, damages, costs and expenses that the Parent may suffer or incur exceeds $50,000, at which time the Stockholders shall be obligated to indemnify and hold harmless the Parent with respect to the aggregate amount of all such matters in accordance with the terms of this provision. Notwithstanding the foregoing, the indemnification obligations of the Stockholders shall be limited to the amount of consideration received by such Stockholder in the transactions contemplated by this Agreement.

         7.2 Indemnification of Stockholders. The Parent will indemnify and hold Stockholders, their subsidiaries and their respective directors, officers, employees and agents (collectively, the "Seller Parties") harmless from any and all liabilities, obligations, claims, contingencies, damages, costs and expenses, including all court costs and reasonable attorneys' fees (collectively, "Claims"), that any Seller Party may suffer or incur as a result of or relating to:

                 (a) the breach or inaccuracy, or any alleged breach or inaccuracy, of any of the representations, warranties, covenants or agreements made by the Parent in this Agreement or pursuant hereto; or

                 (b) any lawsuit, claim or proceeding of any nature arising out of any act or transaction of the Parent, the Company, or any Subsidiary occurring after the Closing, or arising out of facts or circumstances that did not exist at or prior to the Closing that is related to the Company or any Subsidiary, their respective assets or the operation of their respective businesses.

The indemnification obligations of the Parent shall not be effective until the aggregate amount of all liabilities, obligations, claims, contingencies, damages, costs and expenses that the Stockholders may suffer or incur exceeds $50,000, at which time the Parent shall be obligated to indemnify and hold harmless the Stockholders with respect to the aggregate amount of all such matters.

         7.3 Survival. All representations and warranties made in or pursuant to this Agreement will survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby for a period of three (3) years. All statements contained in any schedule, certificate or other writing delivered in connection with this Agreement or the transactions contemplated hereby will constitute representations and warranties under this Agreement.

                                  ARTICLE VIII
                                 MISCELLANEOUS

         8.1 Termination. This Agreement and the transactions contemplated hereby may be terminated and abandoned (a) at any time prior to the Closing by mutual written consent of Parent, the Merger Sub, the Company and the Stockholders; or (b) by either Parent, on the one hand, or the Company and the Stockholders, on the other hand, if a condition to performance by the terminating party or parties hereunder has not been satisfied or waived prior to June 30, 1996. Notwithstanding clause (b) above, (i) Parent may not terminate this Agreement if the event giving rise to its termination right results from Parent's willful failure to perform or observe any of its covenants or agreements set forth herein or if Parent is, at such time, in breach of this Agreement, and (ii) no Stockholder may terminate this Agreement if the event giving rise to its termination right results from the willful failure of any Stockholder to perform or observe any of its covenants or agreements set forth herein or if any Stockholder is, at such time, in breach of this Agreement.

         8.2 Warrants. The parties hereto acknowledge and agree that the issuance, vesting and right to exercise of the Series A Common Stock Warrants and the Series B Common Stock Warrants is in no way related to or conditioned upon the employment or continued employment by the Parent or any of affiliate of Parent of the holder of any such warrant or any person affiliated with or related to any holder of any such warrant.

         8.3 Notices. All notices that are required or may be given pursuant to this Agreement must be in writing and delivered personally, by a recognized courier service, by a recognized overnight delivery service, by telecopy or by registered or certified mail, postage prepaid, to the parties at the following addresses (or to the attention of such other person or such other address as any party may provide to the other parties by notice in accordance with this Section 8.2):

                 If to Parent:

                          Polish Telephones and Microwave Corporation
                          433 East Las Colinas Blvd.
                          Suite 815
                          Irving, Texas 75039
                          Attention: Chief Executive Officer
                          Telecopy: (214) 831-8723

                          If to the Company prior to the Closing:

                          Telereunion, Inc. c/o Vextro
                          Ave Coyoa cam 1523
                          Col Del Valle
                          Mexico City, DF 03100
                          Attention: Mr. Manuel Landa
                          Telecopy:  011-525-5242984

                          With a copy to:

                          Ralph De Martino
                          De Martino Finkelstein Rosen & Virga
                          1818 N Street, N.W.
                          Suite 400
                          Washington, D.C. 20036-2492



If to any of the Stockholders:

                          Telereunion, Inc. c/o Vextro
                          Ave Coyoa cam 1523
                          Col Del Valle
                          Mexico City, DF 03100
                          Attention: Mr. Manuel Landa
                          Telecopy:  011-525-5242984

                          With a copy to:

                          Ralph De Martino
                          De Martino Finkelstein Rosen & Virga
                          1818 N Street, N.W.
                          Suite 400
                          Washington, D.C. 20036-2492

Any such notice or other communication will be deemed to have been given and received (whether actually received or not) on the day it is personally delivered or delivered by courier or overnight delivery service, or if sent by telecopy or if mailed, when actually received.

         8.4 Attorneys' Fees and Costs. If attorneys' fees or other costs are incurred to secure performance of any obligations hereunder, or to establish damages for the breach thereof or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party will be entitled to recover reasonable attorneys' fees and costs incurred in connection therewith.

         8.5 Further Assurances. Each party agrees to execute any and all documents and to perform such other acts as may be necessary or expedient to further the purposes of this Agreement and the transactions contemplated hereby.

         8.6 No Brokers. Each party to this Agreement represents to the other party that it has not incurred and will not incur any liability for brokerage fees or agents' commissions in connection with this Agreement or the transactions contemplated hereby and agrees that it will indemnify and hold harmless the other party against any claim for brokerage and finders' fees or agents' commissions in connection with the negotiation or consummation of the transactions contemplated by this Agreement.

         8.7 Counterparts. This Agreement may be executed in one or more counterparts for the convenience of the parties hereto, all of which together will constitute one and the same instrument.

         8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned or delegated by any Stockholders, the Company or the Parent, without the prior written consent of the other parties. This Agreement is not intended to confer any rights or benefits to any Person (including without limitation any employees of the Company or any Subsidiary) other than the parties hereto.

         8.9 Entire Agreement. This Agreement and the related documents contained as Exhibits and Schedules hereto or expressly contemplated hereby contain the entire understanding of the parties relating to the subject matter hereof and supersede all prior written or oral and all contemporaneous oral agreements and understandings relating to the subject matter hereof. This Agreement cannot be modified or amended except in writing signed by the party against whom enforcement is sought. The Exhibits and Schedules to this Agreement are hereby incorporated by reference into and made a part of this Agreement for all purposes.

         8.10 Governing Law. This Agreement will be governed by and construed and interpreted in accordance with the substantive laws of the State of Texas, without giving effect to any conflicts of law rule or principle that might require the application of the laws of another jurisdiction. The parties agree to submit any dispute arising under this Agreement to binding arbitration. Such arbitration shall be conducted in Dallas, Texas by the American Arbitration Association pursuant to its Commercial Arbitration Rules as in effect from time to time.

         8.11 Consulting Fee. If the transactions contemplated by this Agreement are consummated, the Parent shall award Robert Chamberlain, as compensation for consulting services provided by Mr. Chamberlain to the Company, options to purchase 79,191 shares of Parent Common Stock at an exercise price of $2.19 per share. If the transactions contemplated by this Agreement are not consummated, neither the Parent, DTS or any of their Affiliates shall have an obligation to pay consulting or any other fees or expenses to Robert Chamberlain, and any such consulting or any other fees or expenses owing to Mr. Chamberlain shall be an obligation of the Company.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                      POLISH TELEPHONES AND MICROWAVE
                                        CORPORATION

                                      By:      /s/ Gary Panno
                                               -----------------------
                                      Name:        Gary Panno
                                               -----------------------
                                      Title:       Pres./CEO
                                               -----------------------


                                      PTMC ACQUISITION SUB, INC.

                                      By:      /s/ Gary Panno
                                               -----------------------
                                      Name:        Gary Panno
                                               -----------------------
                                      Title:       Pres.
                                               -----------------------


                                      TELEREUNION, INC.

                                      By:      /s/ Manuel Landa Rangel
                                               -----------------------
                                      Name:        Manuel Landa Rangel
                                               -----------------------
                                      Title:       President
                                               -----------------------


                                      STOCKHOLDERS:

                                      /s/ Manuel Landa Rangel
                                      --------------------------------
                                      Manuel Landa

                                      /s/ Ricardo Orea Gudino
                                      --------------------------------
                                      Ricardo Orea

                                      /s/ Oscar Garcia
                                      --------------------------------
                                      Oscar Garcia


                                      Benchmark Equity Group

                                      By:   /s/ Frank M. Delape
                                           ---------------------------
                                      Name:     Frank M. DeLape
                                           ---------------------------
                                      Title:    President
                                            --------------------------

                                      Willowtree Developments Ltd.

                                      By:/s/ Manuel Landa
                                         -----------------------------
                                      Name:  Manuel Landa
                                           ---------------------------
                                      Title: President
                                            --------------------------


                                      Bollington Developments Ltd.

                                      By:    Ricardo Orea Gudino
                                          ----------------------------
                                      Name:  Ricardo Orea Gudino
                                           ---------------------------
                                      Title: President
                                            --------------------------


                                      Trafford Park Holdings Ltd.

                                      By:    /s/ Oscar Garcia Mora
                                          ----------------------------
                                      Name:      Oscar Garcia Mora
                                           ---------------------------
                                      Title: President
                                            --------------------------


                                      Four M. International, Ltd.

                                      By:    /s/ Henry Toh
                                          ----------------------------
                                      Name:      Henry Toh
                                           ---------------------------
                                      Title: Director
                                            --------------------------


                                      /s/ Anthony Vaccaro
                                      --------------------------------
                                      Anthony Vaccaro

                                      /s/ Ken McDonald
                                      --------------------------------
                                      Ken McDonald

                                      /s/ Ken Zimmern
                                      --------------------------------
                                      Ken Zimmern

                                      /s/ Scott Brown
                                      --------------------------------
                                      Scott Brown

                                      /s/ J.B. Manning
                                      --------------------------------
                                      J.B. Manning

                                      /s/ Scott Mednick
                                      --------------------------------
                                      Scott Mednick

                                      /s/ Asher Rabinowitz
                                      --------------------------------
                                      Asher Rabinowitz